INTERNAL

November 2023

Management’s Discussion and Analysis

and Condensed Quarterly Financial Statements:

30 September 2023

(Unaudited)

Distribution of this document is limited until it has been approved by the Board of Directors. Following such approval, this document will be reclassified as public and disclosed in accordance with ADB’s Access to Information Policy.

MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Under Strategy 2030, which sets the direction for the Asian Development Bank (ADB) to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. This overarching corporate strategy lays out seven operational priorities and other focus areas such as expanding of private sector operations, catalyzing and mobilizing financial resources, and strengthening knowledge services.1

During the first nine months of 2023, ADB delivered total commitments of $8.9 billion ($8.0 billion – 2022) and disbursements of $11.2 billion ( $12.3 billion – 2022).2 As the development needs of DMCs become more demanding and the operating environment gets more complex, ADB continues to boost its capacity to deliver high-quality solutions and innovative initiatives efficiently and in a timely manner (footnote 1).

Financial Results: Ordinary capital resources (OCR) reported net income of $888 million ($1,561 million – 2022) and allocable net income of $1,106 million ($764 million – 2022) for the nine months ended 30 September 2023. The net income decreased mainly due to the unrealized losses from fair value changes of financial instruments. The allocable net income (non-GAAP measure) increased due to higher income from liquidity investments, release of provision for credit losses and lower administrative expenses.

The OCR balance sheet continued to grow in line with its growing lending operations. Loans outstanding balance at 30 September 2023 was $146.8 billion, a $2.5 billion increase from $144.3 billion at 31 December 2022. Liquidity investments after swaps increased by $8.2 billion from $47.5 billion at the end of 2022 to $55.7 billion as of 30 September 2023. Borrowings after swaps increased by $9.7 billion to $155.8 billion at 30 September 2023 from $146.1 billion at the end of 2022. For the nine months ended 30 September 2023, ADB issued $28.2 billion bonds ($34.8 billion – 30 September 2022).

Exposure Exchange Agreement: In July 2023, ADB and African Development Bank signed a $1 billion sovereign exposure exchange that aims to strengthen their capital adequacy levels and boost their lending capacity. As of 30 September 2023, ADB’s total amount of guarantee provided and received under its exposure exchange agreements with peer multilateral development banks amounted to $3.5 billion ($2.5 billion – 31 December 2022).

Capital Management Reforms: In September 2023, ADB’s Board of Directors approved the capital management reforms that unlock $100 billion in new funding capacity over the next decade to address the overlapping, simultaneous crises in Asia and the Pacific, including climate change. The reforms, which were introduced through an update of ADB’s Capital Adequacy Framework (CAF), expanded ADB’s annual new commitment capacity and ADB’s ability to support development efforts across Asia and the Pacific.

[1]	ADB. 2023. Work Program and Budget Framework, 2024-2026.

[2]	The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

 I. OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter) .1 ADB is owned by 68 members, 49 of which are regional members providing 63.4% of its capital and 19 nonregional members providing 36.6% of its capital.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by contributions and administered by ADB as the trustee.

ADB also offers debt management products to its sovereign and sovereign- guaranteed borrowers and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third-party liabilities. In addition, ADB provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.

During the first nine months of 2023, ADB continued to focus on implementing Strategy 2030, its long-term corporate strategy, to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. ADB delivered total commitments of $8.9 billion ($8.0 billion – 2022) and disbursements of $11.2 billion ($12.3 billion – 2022).2

ADB has adopted a new operating model to accelerate its transformation and more effectively serve the rapidly changing needs of its DMCs in Asia and the Pacific. The new operating model will enable ADB to increase its capacity as the region’s climate bank; strengthen its work to develop the private sector and mobilize private investments in the region; provide a larger range of high-quality development solutions for its DMCs; and modernize ways of working to make it more responsive, agile and closer to clients. These four key shifts will help ADB deliver on the development goals of Strategy 2030.

Underpinning its role as Asia and the Pacific’s climate bank, ADB has placed combating climate change and its consequences at the top of its development agenda. ADB is scaling up support to address climate change, disaster risks, and environmental degradation, making headway toward its elevated ambition to deliver $100 billion in cumulative climate finance to its DMCs from 2019 to 2030.

[1]	ADB. 1966. Agreement Establishing the Asian Development Bank. Manila.

[2]	The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

II.       ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects and provides transaction advisory services to sovereign and nonsovereign clients.

Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB’s debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A.       Basis of Financial Reporting

ADB’s basis of financial reporting are (i) statutory reporting, which is in accordance with accounting principles generally accepted in the United States (US GAAP) reporting requirements, and (ii) management reporting, which is used as the primary measure to make financial management decisions and to monitor key financial ratios. The key financial performance indicator under these two bases is net income for statutory reporting and allocable net income for management reporting.

Statutory reporting. ADB prepares OCR financial statements in accordance with US GAAP. ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the accounting standards does not make fully evident ADB’s risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the year as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for those accounted for under the equity method) are reported at fair value. ADB continues to report its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.

Management reporting (non-GAAP measure). ADB also reports OCR financial results based on internal management reporting basis which is used as the primary measure to make financial management decisions and to monitor key financial ratios.

ADB reports allocable net income, which is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments reported in the cumulative revaluation adjustments account.3 The cumulative revaluation adjustments account sets aside the impact of unrealized gains or losses from fair value changes associated with certain financial instruments

[3]	ADB’s Charter stipulates that the Board of Governors shall determine the allocation of net income annually.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

and from translation adjustments of non-functional currencies, and unrealized gains or losses from equity investments accounted for under the equity method.

ADB intends to hold most borrowings and swaps until maturity or call, hence interim net unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB’s development role has been fulfilled. Any gains or losses from equity investments recorded at fair value are realized and are deemed available for allocation when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the allocable net income until the exit date.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 September 2023 is provided in the Appendix.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

B.	Overall Financial Results

OCR reported net income of $888 million ($1,561 million – 2022) and allocable net income of $1,106 million ($764 million – 2022) for the nine months ended 30 September 2023. Table 1 presents the overall financial results for the nine months ended 30 September 2023 and 2022.

Table 1: Overall Financial Results for the Nine Months Ended 30 September

($ million)

Item	2023	2022	Change
Revenue from loans—operations[a]	5,526	1,932	3,594
Sovereign regular	4,662	1,225	3,437
Sovereign concessional	498	501	(3)
Nonsovereign	366	206	160
Revenue from investments for liquidity purpose	1,657	608	1,049
Interest	1,690	650	1,040
Realized losses on sale of investments	(33)	(42)	9
Revenue from equity investments—operations	86	81	5
Net realized gains[b]	22	53	(31)
Dividends and others	9	12	(3)
Realized gains (losses) on equity method investments[c]	22	(5)	27
Unrealized gains on equity method investments[c]	33	21	12
Revenue from guarantees—operations	21	23	(2)
Revenue from other debt securities—operations	36	29	7
Interest and others	36	28	8
Realized gains	–	1	(1)
Revenue from other sources	51	42	9
Borrowings and related expenses	(5,756)	(1,331)	(4,425)
Release of provision for credit losses	57	6	51
Administrative expenses—OCR	(501)	(568)	67
Other expenses	(17)	(14)	(3)
Net unrealized (losses) gains	(272)	753	(1,025)
Fair value changes	(273)	817	(1,090)
Reclassification of unrealized gains on divested equity investments[b]	(9)	(57)	48
Translation adjustments of nonfunctional currencies	10	(7)	17
Net income	888	1,561	(673)
Appropriation of guarantee fees to special reserve	(21)	(23)	2
Net income after appropriation of guarantee fees to special reserve	867	1,538	(671)
Adjustments	239	(774)	1,013
Net unrealized losses (gains)	272	(753)	1,025
Unrealized gains on equity method investments[c]	(33)	(21)	(12)
Allocable net income (non-GAAP measure)	1,106	764	342

( ) = negative, – = nil, ADB = Asian Development Bank, OCR = ordinary capital resources.

[a]	Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.

[b]	Sale of equity investments in 2023 resulted in reclassification of the unrealized gains up to 31 December 2022 of $9 million ($57 million – up to 31 December 2021) to realized gains. The net realized gains up to the date of sale in 2023 amounted to $22 million ($53 million – 2022).

[c]	Pertains to ADB’s proportionate share of gains or losses from equity method investments.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

Net income. Net income for the nine months ended 30 September 2023 decreased to $888 million, from $1,561 million reported in 2022, mainly due to the unrealized losses from fair value changes of financial instruments.

Allocable net income.4 OCR allocable net income for the nine months ended 30 September 2023 increased to $1,106 million, compared with $764 million in 2022, driven by the higher income from liquidity investments, release of provision for credit losses, and lower administrative expenses.

The change in net income and allocable net income were driven by the following factors.

-	Revenue from loans increased by $3,594 million compared to the same period in 2022 mainly because of the higher average interest rates (Figure 1) applied to sovereign regular OCR loans and increase in average loans outstanding in 2023 (Figure 2),

-	Revenue from investments for liquidity purpose increased by $1,049 million compared to the same period in 2022 mainly because of the $1,040 million increase in interest revenue driven by the yield improvement and slight increase in average balances (Figure 2),

-	Revenue from equity investments, excluding unrealized gains on equity method investments, decreased by $7 million ($53 million – 2023, $60 million – 2022) mainly due to the lower net realized gains from divestments, partially offset by the higher realized gains from equity method investments,

-	Borrowings and related expenses increased by $4,425 million compared to the same period in 2022 mainly because of higher level of short-term interest rates (Figure 1) and increase in average outstanding borrowings in 2023 (Figure 2). Consistent with the market movements, average cost of borrowings under management reporting basis for the nine months ended 30 September 2023 increased to 5.1% from 1.3% of the same period in 2022.

-	Release of provision for credit losses amounted to $57 million for the nine months ended 30 September 2023. The release of provision in 2023 was mainly due to the improved economic conditions and nonsovereign exposure decline.

-	Administrative expenses of OCR decreased by $67 million primarily because of the lower net periodic pension and post-retirement medical benefit costs due to improved funded status.

[4]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

-	$272 million net unrealized losses for the nine months ended 30 September 2023 ($753 million net unrealized gains – 2022) was largely due to the fair value losses of derivatives driven mainly by the change in medium- and long-term interest rates and cross currency basis spreads from end of 2022 levels (Table 2).

Table 2: Details of Net Unrealized (Losses) Gains
for the Nine Months Ended 30 September

($ million)

Item	2023	2022	Change
Fair value changes from:	(273)	817	(1,090)
Borrowings and related derivatives	(11)	432	(443)
Loans related derivatives	(252)	176	(428)
Investments related derivatives	(55)	166	(221)
Equity investments	45	43	2
Reclassification of unrealized gains on divested equity investment	(9)	(57)	48
Translation adjustments of nonfunctional currencies	10	(7)	17
Total	(272)	753	(1,025)

Selected Financial Data. Selected financial data are presented in Table 3. For the nine months ended 30 September 2023, under statutory reporting, return on earning assets and return on equity decreased because of the lower net income compared to the same period in 2022. Under management reporting basis, the return on earning assets and return on equity increased because of the higher allocable net income. Return on loans, return on investments for liquidity purposes, and cost of borrowings, under both reporting bases, increased because of the higher levels of short-term interest rates in 2023 compared to the same period in 2022.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

Table 3: Selected Financial Data

(%, unless otherwise stated)

Item	30 September 2023	30 September 2022	31 December 2022
Operational Highlights ($ million)
Loans, Guarantees, EI, and ODS Committed[a]	8,641	7,380	19,271
Loans, EI, and ODS Disbursements	10,878	11,766	18,834
Loans and ODS Principal Repayments and Prepayments	7,214	6,713	9,237
Loans, EI, and ODS Outstanding	148,992	139,753	146,385
Statutory Reporting Basis
Net Income ($ million)	888	1,561	2,169
Return on Earning Assets[b]	0.6	1.0	1.1
Return on Equity[c]	2.3	3.5	4.2
Return on Loans[d]	4.7	1.8	2.6
Return on Investments for Liquidity Purpose[e]	4.2	2.0	2.6
Cost of Borrowings[f]	5.1	1.0	1.6
Management Reporting Basis (non-GAAP measure)[g]
Allocable Net Income[h] ($ million)	1,106	764	1,099
Return on Earning Assets[b]	0.7	0.5	0.6
Return on Equity[c]	2.8	1.9	2.1
Return on Loans[d]	4.9	1.8	2.3
Return on Investments for Liquidity Purpose[e]	4.4	1.7	2.2
Cost of Borrowings[f]	5.1	1.3	1.9
Capital Utilization Ratio[i]	69.1	80.0	83.9

EI = equity investments, ODS = other debt securities.

Note: All ratios are annualized and based on average monthly balances. Amounts and ratios are year-to-date figures except for outstanding balances and capital utilization ratio, which are as of period-end.

[a]	Includes commitments under the private sector programs namely, the Trade and Supply Chain Finance and the Microfinance Program.

[b]	Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).

[c]	Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average equity balances.

[d]	Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps. For the nine months ended 30 September 2023, under statutory basis reporting, the return on regular and concessional OCR loans was 5.6% and 1.5%, respectively, while under management basis reporting, the return on regular and concessional OCR loans was 5.6% and 2.0%, respectively.

[e]	Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.

[f]	Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.

[g]	Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, unrealized gains or losses on equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[h]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

[i]	Capital utilization ratio is the ratio of the total economic capital used to usable equity. The capital utilization ratio as of 30 September 2023 is computed based on the revised capital adequacy framework approved by the Board in September 2023. Capital utilization ratios for previous periods were based on the 2020 capital adequacy framework.

1.	Loans

Loans—operations. ADB’s OCR lending falls into two categories: sovereign and nonsovereign. Sovereign loans consist of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development and sovereign concessional OCR loans are available for the poorest and most vulnerable members of ADB. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, will help mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

OCR offers lending products broadly in three modalities:

-	Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

-	Policy-based – This modality provides sovereign budget support for structural reforms and development expenditure programs in developing member countries. In certain circumstances, it may also be used to provide balance of payments or counter-cyclical fiscal support. It is linked to the implementation of policy reforms, disbursed quickly, and targeted to sector-wide and economy-wide impact.

-	Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.

Table 4 shows OCR’s loans outstanding by modality.

Table 4: OCR Loans Outstanding by Modality
as of 30 September 2023 and 31 December 2022

($ million)

	Sovereign
	Regular	Concessional	NSO[a]	Total
30 September 2023
Project Loan	70,205	21,233	6,284	97,722
Policy-based Loan	34,659	9,583	–	44,242
Results-based Loan	4,852	658	–	5,510
Total Outstanding	109,716	31,474	6,284	147,474
Accounting adjustments[b]	224	(138)	(38)	48
	109,940	31,336	6,246	147,522
Allowance for credit losses on loans	(95)	(176)	(409)	(680)
Loans Outstanding	109,845	31,160	5,837	146,842

31 December 2022
Project Loan	68,689	21,449	6,513	96,651
Policy-based Loan	33,303	9,741	–	43,044
Results-based Loan	4,732	610	–	5,342
Total Outstanding	106,724	31,800	6,513	145,037
Accounting adjustments[b]	219	(154)	(42)	23
	106,943	31,646	6,471	145,060
Allowance for credit losses on loans	(116)	(193)	(426)	(735)
Loans Outstanding	106,827	31,453	6,045	144,325

– = nil, ( ) = negative, NSO = nonsovereign operations, OCR = ordinary capital resources.

Note: Numbers may not sum precisely because of rounding.

[a]	Includes loans under private sector programs.

[b]	Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Expected credit loss. ADB measures expected credit losses for loans, guarantees, and held-to-maturity other debt securities. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB is also exposed to credit risks to off-balance sheet exposures and records a liability for credit losses on undisbursed loan and held-to-maturity other debt securities commitments and guarantees.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

As of 30 September 2023, total allowance for credit losses and liability for credit losses on off-balance sheet exposures decreased to $791 million ( $844 million – 31 December 2022), primarily attributed to the improved economic conditions and nonsovereign exposure decline. Allowance for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5.

Table 5: Summary of Allowance for Credit Losses and
Liability for Credit Losses on Off-Balance Sheet Exposures

($ million)

Item	30 September 2023	31 December 2022
Allowance for credit losses on loans	680	735
Sovereign regular OCR loans	95	116
Sovereign concessional OCR loans[a]	176	193
Nonsovereign loans	409	426
Allowance for credit losses
on other debt securities	6	5
Liability for credit losses
on off-balance sheet exposures	105	104
Total[b]	791	844

OCR = ordinary capital resources.

Note: Numbers may not sum precisely because of rounding.

[a]	Include allowance for heavily indebted poor countries debt relief ($43 million – 30 September 2023, $43 million – 31 December 2022).

[b]	Excludes recoveries from risk transfer arrangements.

Status of loans. ADB places loans in non- accrual status when the principal, interest or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loan is placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. As of 30 September 2023, there was one sovereign concessional loan borrower with 11 loans in non-accrual status with outstanding amount of $519 million (one sovereign concessional loan borrower with 11 loans with outstanding amount of $525 million – 31 December 2022) and there were four nonsovereign borrowers with four loans in non-accrual status with outstanding amount of $134 million (seven nonsovereign borrowers with seven loans with outstanding amount of $180 million – 31 December 2022).

Summary of loan activities. Table 6 shows the summary of loan commitments and Table 7 shows the disbursements and repayments for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans. For the nine months ended 30 September 2023, the total OCR loan commitments was $6,766 million ($5,127 million – 2022). The $1,639 million or 32% increase in commitments was mainly due to the increase in sovereign regular OCR policy-based loan commitments and sovereign concessional loan commitments. The total loan disbursements during the nine months ended 30 September 2023 decreased to $10,689 million from $11,556 million due to lower sovereign regular and concessional OCR loan disbursements, during the same period in 2022.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

Table 6: OCR Loan Commitments
for the Nine Months Ended 30 September

($ million)

	2023		2022
	Number[a]	Amount	Number[a]	Amount	Change
Sovereign Regular	12	4,386	15	3,868	518
Project	7	2,486	9	2,748	(262)
Policy-based	5	1,900	6	1,120	780
Results-based	–	–	–	–	–
Sovereign Concessional	12	1,594	11	870	724
Project	6	879	7	415	464
Policy-based	4	115	4	455	(340)
Results-based	2	600	–	–	600
Nonsovereign—Project	21	785	10	389	396
Total	45	6,766	36	5,127	1,639

– = nil, ( ) = negative, OCR = ordinary capital resources

Note: Amounts are based on exchange rates at loan signing date. Numbers may not sum precisely because of rounding.

a Commitments for sovereign loans and nonsovereign project loans are counted based on the number of loans committed.

Table 7: OCR Loan Disbursements and Repayments
for the Nine Months Ended 30 September

($ million)

	2023		2022
	Disbursements	Repayments[a]	Disbursements	Repayments[a]
Sovereign Regular	8,334	4,587	9,142	3,614
Project	4,388	2,697	5,113	2,436
Policy-based	3,700	1,771	3,710	1,089
Results-based	245	118	320	89
Sovereign Concessional	1,350	1,370	1,538	1,339
Project	1,063	1,034	866	1,014
Policy-based	229	329	645	320
Results-based	58	7	27	5
Nonsovereign[b]	1,005	1,164	876	1,606
Total	10,689	7,120	11,556	6,559

OCR = ordinary capital resources

Note: Numbers may not sum precisely because of rounding.

[a]	Includes prepayment of $70 million for one sovereign regular OCR loan and $209 million for 14 nonsovereign loans for the nine months ended 30 September 2023 ($40 million for 15 sovereign regular OCR loans and $653 million for 14 nonsovereign loans – 2022). Amounts are based on the United States dollar equivalent as of receipt of payment.

[b]	Includes loan disbursements and repayments under the private sector programs.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

Table 8: OCR Loans Outstanding by Product
as of 30 September 2023 and 31 December 2022

($ million)

	Sovereign
	Regular		Concessional		Nonsovereign
Product	2023	2022	2023	2022	2023	2022
Flexible loan product[a]	109,286	106,282	n/a	n/a	2,950	686
LIBOR-based loans[b]	–	–	n/a	n/a	1,754	4,279
Local currency loans	185	118	n/a	n/a	1,580	1,548
Concessional loans	n/a	n/a	31,474	31,800	n/a	n/a
Pool-based single currency loans[b]	245	324	n/a	n/a	n/a	n/a
Total Oustanding	109,716	106,724	31,474	31,800	6,284	6,513
Accounting adjustments[c]	224	219	(138)	(154)	(38)	(42)
Allowance for credit losses	(95)	(116)	(176)	(193)	(409)	(426)
Loans Outstanding	109,845	106,827	31,160	31,453	5,837	6,045

– = nil, n/a = not applicable, ( ) = negative, FLP = Flexible Loan Product, LIBOR = London interbank offered rate, LBL = LIBOR-based loan, OCR = ordinary capital resources, PSCL = Pool-based single currency loan

Note: Numbers may not sum precisely because of rounding.

[a]	Includes fixed rate loans amounting to $9,649 million for sovereign regular OCR loans and $251 million for nonsovereign loans as of 30 September 2023 ($9,396 million for sovereign regular OCR and $163 million for nonsovereign loans – 31 December 2022).
[b]	LBLs and PSCLs are legacy loan products and are no longer offered. Nonsovereign LBLs include fixed rate loans amounting to $384 million as of 30 September 2023 ($445 million – 31 December 2022).

[c]	Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Sovereign regular OCR loans. The Flexible Loan Product (FLP) is the primary loan product for sovereign regular OCR. The cost-base rate5 used for FLP loans are the Secured Overnight Financing Rate (SOFR) compounded in arrears for US dollar-denominated loans and the Tokyo Overnight Average Rate (TONA) for yen-denominated loans. FLP loans have a lending rate consisting of the cost-base rate, lending spread, rebates or surcharges, and maturity premiums, if applicable (Table 9). If the lending rate calculated for any 6-month interest period is negative, the interest rate floor of zero will apply.

The FLP is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) conversions to any standard currency or changes to the loan currency of all or part of the disbursed or undisbursed loan amounts; (ii) conversions to any nonstandard currency in which ADB can effectively intermediate (other than for conversions to a local currency) or changes to the loan currency of all or a part of the disbursed or undisbursed loan amounts; (iii) an interest rate conversion from floating to fixed or vice- versa of all or part of the disbursed or undisbursed loan amounts at the time of disbursement; and (iv) an establishment of an interest rate cap or an interest rate collar on a floating rate. During the nine months ended 30 September 2023, ADB executed one interest rate conversion amounting to $107 million (five interest rate and currency conversions totaling $2 billion – 2022).

Local currency loans (LCLs) are offered to sovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

LCLs may be made on a fixed or floating rate basis with an effective contractual spread. Floating rate LCLs typically reset every three or six months. The cost-base rate of an LCL is determined

[5]	The Euro Interbank Offered Rate (EURIBOR) and New Zealand Dollar (NZD) bank bill rate will continue to be used for Euro and NZD loans, respectively.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

by its financing mode. Table 9 shows the summary of charges on sovereign regular OCR FLP loans and LCLs as of 30 September 2023.

Table 9: Summary of Charges on Sovereign Regular OCR

Flexible Loan Product and Local Currency Loans as of 30 September 2023

(basis point)

Item		FLP	CSF	SPBL
		For project and results-
		based, flexible loan terms of
A. Loan Term		up to 19 years of average	Loan term of 7 years,	Loan term of 5 to 8 years,
		loan maturity; For policy-	including a grace period of	including a grace period of
		based, loan term of 15 years	up to 3 years	up to 3 years
		including a grace period of
		up to 3 years

B. Cost-Base Rate
1.	US dollar	6-month SOFR compounded in arrears
2.	Yen	6-month TONA compounded in arrears
3.	Euro	6-month EURIBOR
4.	New Zealand dollar	6-month Bank Bill Rate
C. Lending Spread[a]		50	75	200
D. Maturity Premium[b] for loans with average maturity of
1.	< 9 years		0
2.	9 years up to 13 years		0 – 40
3.	>13 years up to 16 years		0 – 50
4.	>16 years up to 19 years		0 – 75
E. Surcharge or (Rebate)[c]
1.	US dollar	22	37
2.	Yen	(35)
3.	Euro	4
4.	New Zealand dollar	52
F. Commitment Charges[d]		15	15	75

( ) = negative, CSF = Countercyclical Support Facility, EURIBOR = Euro Interbank Offered rate, FLP = Flexible Loan Product, LCL = local currency loan, OCR = ordinary capital resources, SOFR = Secured Overnight Financing Rate, SPBL = special policy-based loan, TONA = Tokyo Overnight Average Rate, US = United States.

[a]	The current FLP and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. The terms of emergency assistance loans are similar to FLP terms.

[b]	For loans which formal negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of FLP loans and LCLs. For all loans to regular OCR-only borrowing countries, approved on or after 1 January 2021, a new pricing structure was implemented to adjust the pricing framework and introduce diversity in the current flat pricing structure for countries in different stages of development. The new maturity premium is applied for the life of a loan regardless of country group changes during the tenor of the loan.

[c]	To maintain the principle of the cost pass-through pricing policy, ADB passes on its actual funding cost margin to its borrowers through a surcharge or rebate and these are incorporated into the interest rate for the succeeding interest period. Rebates or surcharges for all FLPs are determined in January and July every year on the basis of the average funding cost margin below or above the relevant benchmark for the preceding 6 months. The information presented is applicable for 1 July to 31 December 2023.

[d]	The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement. For loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 25 or 10 basis points of the committed loan amount depending on the contingent disaster financing option.

Sovereign concessional OCR loans. ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cutoff; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

Table 10: Sovereign Concessional OCR Loan Terms

as of 30 September 2023

	Concessional
	Assistance-Only	OCR Blend	Emergency
Terms	Countries[a]	Countries[b,c]	Assistance
A. Maturity (years)	24 – 32	25	40
B. Grace period (years)	8	5	10
C. Interest rate during the grace period	1.0%	2.0%	1.0%
D. Interest rate during the amortization period	1.5%	2.0%	1.0%
E. Principal repayment
1. First 10 years after the grace period	Equal	Equal	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]

COVID-19 = coronavirus disease, OCR = ordinary capital resources.

Note: Sovereign concessional OCR loans under the COVID-19 pandemic response option have the same lending terms as those for standard policy-based loans.

[a]	Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.

[b]	Countries that are eligible for both sovereign regular and concessional OCR loans.

[c]	Applicable for projects with loan negotiations completed on or after 1 January 2013.

[d]	Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

The borrowers of sovereign concessional OCR loans may choose a currency of liability in special drawing rights (SDR) or a currency that is available under ADB’s FLP and in the SDR basket, subject to ADB’s confirmation of the availability of such currency. As of 30 September 2023, about 97% (96% – 31 December 2022) of the sovereign concessional OCR loans were in SDR (64%) and US dollars (33%).

Nonsovereign loans. The FLP is the primary loan product for nonsovereign operations. Similar with the regular sovereign loans, the cost- base rate is the SOFR compounded in arrears for US dollar-denominated loans and the TONA for yen- denominated loans. Nonsovereign LBLs are expected to complete the transition to FLP loans in 2023.

ADB applies market -based pricing to determine the lending spread, front-end fees, and commitment charges, and other fees for each loan. The lending spread is intended to cover ADB’s risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance.

LCLs are also offered to nonsovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs are priced based on relevant local currency funding benchmarks or ADB’s funding costs and a credit spread.

2.	Guarantees

Private Sector Programs. ADB’s private sector programs include the Trade and Supply Chain Finance (TSCFP) and Microfinance programs (MFP). The TSCFP has two main streams of activity: (i) It provides guarantees and loans through partner banks to close market gaps for trade finance, including among small and medium-sized businesses, to generate the trade-led growth and jobs that underpin development; and (ii) It delivers knowledge products, services, and

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

solutions to make global trade and supply chains green, resilient, inclusive, transparent and socially responsible. The MFP provides risk participation on revolving basis for loans made by commercial financial institutions to microfinance institutions in ADB’s DMCs. Table 11 shows the commitments under the private sector programs.

Table 11: OCR Commitments under Private Sector Programs
for the Nine Months Ended 30 September

($ million)

	2023	2022	Change
Short-term	1,409	1,928	(519)
Long-term	295	226	69
Total[a]	1,704	2,154	(450)
MFP = Microfinance Program, OCR = ordinary capital resources, TSCFP = Trade and Supply Chain Finance Program
Note: Short-term has maturity of less than 365 days. Long-term has maturity of 365 days or more.
[a] Includes $1,244 million guarantees ($1,880 million – 2022) and $272 million loans ($206 million – 2022) under TSCFP, and $188 million ($68 million – 2022) guarantees under MFP.

Exposure Exchange Agreement. The exposure exchange agreement (EEA) provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty principal or interest for any period the covered exposure is in nonaccrual. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). In July 2023, ADB signed an additional $1.0 billion sovereign EEA with the African Development Bank. As of 30 September 2023, ADB’s total amount of guarantee provided and received under its EEA with peer multilateral development banks amounted to $3.5 billion ($2.5 billion – 31 December 2022).

3.	Investments for Liquidity Purpose

The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements and securities transferred under repurchase agreements amounted to $55,681 million as of 30 September 2023 ($47,490 million – 31 December 2022). ADB’s liquidity investment portfolio primarily consists of high-quality liquid fixed income investments. For the nine months ended 30 September 2023, the overall rate of return under the management reporting basis increased to 4.4% from 1.7% during the same period in 2022.

4.	Borrowings

OCR borrowings after swaps as of 30 September 2023 amounted to $155,766 million ($146,053 million – 31 December 2022). The average cost of borrowings after swaps for the nine months ended 30 September 2023 was 5.1% under the management reporting basis (1.3% – 2022). For the nine months ended 30 September 2023, ADB issued $28,160 million bonds ($34,788 million – 2022) and $6,289 million in short-term funds under its Euro-Commercial Paper Programme ($10,727 million – 2022).

C.	Equity and Headrooms

As of 30 September 2023, ADB’s total authorized capital of 10,639,083 shares valued at $139,902 million was fully subscribed, which consisted of $7,011 million paid-in and $132,891 million callable capital. The details of ADB’s equity as of 30 September 2023 and 31 December 2022 are shown in Table 12.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

Table 12: Details of Equity

 as of 30 September 2023 and 31 December 2022

($ million)

	30 September 2023	31 December 2022
Authorized (SDR106,391)
Subscribed (SDR106,391)	139,902	141,589
Less: Callable capital subscribed	132,891	134,494
Paid-in capital subscribed	7,011	7,095
Less: Other adjustments[a]	43	53
	6,968	7,042
Add: (1) ADF assets transfer[b]	30,748	30,748
(2) Other reserves[c]	16,504	16,424
Total Equity	54,220	54,214
ADF = Asian Development Fund, SDR = special drawing rights, OCR = ordinary capital resources.

[a]	Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).

[b]	The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one-time income.

[c]	Includes ordinary reserve, special reserve, surplus, cumulative revaluation adjustments, net income after appropriation less net notional amounts required to maintain value of currency holdings, and accumulated other comprehensive loss. (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB’s obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB’s callable capital.

Paid-in capital. ADB’s paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories.

Allocation of OCR net income. In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year’s net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2023 and 2022, the Board of Governors approved the allocation of OCR’s net income for 2022 and 2021, respectively, as shown in Table 13.

Table 13: Allocation of OCR Net Income

 ($ million)

	For the year ended
	2022	2021
Net Income	2,169	730
Adjustment to cumulative revaluation adjustments	(1,039)	468
Appropriation of guarantee fees to special reserve	(31)	(37)
Allocable net income (non-GAAP measure)	1,099	1,161
Allocation to ordinary reserve	716	778
Allocation to special funds
Asian Development Fund	292	292
Technical Assistance Special Fund	90	90
Total Allocated Net Income	1,099	1,161

( ) = negative, OCR = ordinary capital resources. Note: Numbers may not sum precisely because of rounding.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

Headrooms. ADB’s lending limitation policy limits the total amount of disbursed loans, disbursed equity investments, disbursed other debt securities, related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. The Charter allows the use of OCR for equity investments up to 10% of ADB’s unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserves.

As of 30 September 2023, ADB’s lending headroom was $37,393 million, representing 80% utilization of the lending authority ($41,690 million representing 78% utilization – 31 December 2022). Equity investment headroom was $3,296 million, representing 33% utilization of the ceiling ($3,263 million representing 33% utilization – 31 December 2022).

D.	Capital Adequacy

ADB’s capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB’s AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB’s ability to lend even during crises.

ADB reviews its CAF every three years to ensure it is benchmarked against best practices and aligned with the evolution of ADB’s operations. In September 2023, the Board of Directors approved the proposed enhancements to three aspects of the CAF: risk appetite, risk measurement and financial planning following the review of ADB’s CAF. The enhancements to the CAF are significant given the challenges faced both in Asia and the Pacific and globally, including climate change, pandemic impacts, and others.

Under the CAF, ADB holds capital to protect against eight risk types: credit risk in the operations portfolio, equity investment risk, interest rate risk, treasury credit risk, operational risk, pension risk, currency risk, and countercyclical lending buffer. ADB uses a capital utilization ratio (CUR) as the key metric in measuring capital adequacy. The CUR is the ratio of the total economic capital used (numerator) to usable equity (denominator).

As of 30 September 2023, ADB was adequately capitalized and reported CUR of 69.1% (83.9% – 31 December 2022).

E.	Other Developments

Organizational resilience. ADB’s organizational resilience framework establishes the governance structure and optimizes the use of key resources—people, workplace, information technology, business data and processes, and supply chain—to enable ADB to prepare for and respond to disruption-related risks and strengthen its capacity to adapt to complex and changing circumstances without compromising its ability to fulfill its core mission. Its business continuity plans are reviewed and tested regularly to ensure the continuity of critical operations, systems, and processes during disruptions.

III.       SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

A.	Asian Development Fund

The ADF was established as ADB’s concessional financing window for DMCs with per capita gross national income below the IDA operational cutoff and lack of and limited creditworthiness. It provides a multilateral source of concessional assistance dedicated to support the poorest and most vulnerable countries in Asia and the Pacific. The ADF 13 has received contributions from 32 donors (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF resources. With the termination of the ADF lending operations and its transfer to OCR on 1 January 2017, the ADF became a grant-only operation.

ADF 13 Replenishment. In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the ADF (ADF 13) and the seventh regularized replenishment of the TASF. The $4.1 billion replenishment provides grant financing to eligible recipients from 2021 to 2024.6 The ADF 13 became effective on 8 June 2021. As of 30 September 2023, ADB received all instruments of contributions from 32 donors totaling $2,361 million including qualified contributions amounting to $317 million. Donors agreed to allocate $517 million to TASF out of the total replenishment.7

Contributed resources. The balance of the commitment authority available for commitment as of 30 September 2023 was $1,319 million ($770 million – 31 December 2022) equivalent.8

In May 2023, the Board of Governors approved the transfer of $292 million to the ADF as part of OCR’s 2022 net income allocation ($292 million – 2022).

Investments for liquidity purpose. The ADF investment portfolio totaled $4,722 million as of 30 September 2023 compared with $4,285 million at the end of 2022.9 As of 30 September 2023, about 15% of the portfolio was invested in time deposits (3% – 31 December 2022) and 85% in fixed-income securities (97% – 31 December 2022). For the nine months ended 30 September 2023, the rate of return on ADF investments, excluding unrealized gains and losses, was 2.6% (1.8% – 2022).

Operations. During the nine months ended 30 September 2023, 11 grants totaling $106 million were committed10 (11 grants totaling $484 million – 2022) while 22 grants totaling $272 million (16 grants totaling $552 million – 2022) became effective. Grant expenses amounted to $257 million ($535 million – 2022), net of $4 million ($17 million – 2022) undisbursed grants that were reversed as reduction in grant expenses.

B.	Technical Assistance Special Fund

The TASF provides technical assistance grants to borrowing members to help prepare projects and undertake technical or policy studies. The funds resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources.

TASF Seventh Regularized Replenishment. In November 2020, as part of the ADF 13 replenishment, the donors agreed to allocate $517 million of the total replenishment size as the seventh regularized replenishment of TASF. The replenishment will cover TA financing for 2021 to 2024.

[6]	2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.

[7]	US dollar equivalent based on exchange rates in Board of Governor’s Resolution No. 408.

[8]	Includes $337 million funds earmarked for ADF 13 and based on grant signing.

[9]	Includes securities purchased under resale arrangements.

[10]	Includes two grants amounting to $11 million under the private sector window.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

Contributed resources. As of 30 September 2023, $461 million donor contributions allocated to TASF under ADF 12 has been fully received. Total of $344 million donor contributions have been received out of the $517 million allocated to TASF under ADF 13.

As of 30 September 2023, cumulative TASF resources totaled $4,116 million, of which $3,775 million had been used, leaving an uncommitted balance of $341 million ($285 million – 31 December 2022). In May 2023, the Board of Governors approved the transfer of $90 million to the TASF as part of OCR’s 2022 net income allocation ($90 million – 2022).

Operations. For the nine months ended 30 September 2023, net TA expenses amounted to $82 million ($64 million net TA expenses – 2022), comprising $95 million for 46 TA projects and 50 supplementary TA ($80 million for 46 TA projects and 59 supplementary TA – 2022) made effective during the period, net of $12 million ($16 million – 2022) undisbursed amounts that were reversed as reduction in TA expenses. The undisbursed TA net of TA advances amounted to $647 million as of 30 September 2023 ($700 million – 31 December 2022).

Investments for liquidity purpose. As of 30 September 2023, the total investment portfolio amounted to $799 million ($699 million – 31 December 2022). About 36% of the portfolio was invested in time deposits and 64% in fixed-income securities (23% in time deposits and 77% in fixed-income securities – 31 December 2022). For the nine months ended 30 September 2023, the rate of return on TASF investments was 3.7% (-3.6% – 2022).

C.	Japan Special Fund

The JSF was established in March 1988 when the Government of Japan and ADB entered into an agreement whereby the Government of Japan made an initial contribution of JPY 2.5 billion with ADB as the administrator. The purpose of JSF is to help ADB’s DMCs restructure their economies in light of changing global environment and to broaden their investment opportunities.

Contributed resources. As of 30 September 2023, the cumulative fund resources of JSF totaled $1,013 million, of which $901 million had been used, leaving an uncommitted balance of $112 million ($110 million – 31 December 2022).

Operations. During the nine months ended 30 September 2023, 1 TA project amounting to $2 million became effective (nil – 2022). The balance of undisbursed TA as of 30 September 2023 amounted to $6 million ($4 million – 31 December 2022).

Investments for liquidity purpose. As of 30 September 2023, the total investment portfolio, which was in time deposits, amounted to $113 million ($109 million – 31 December 2022).

D.	Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

For the nine months ended 30 September 2023, there were $7 million ($7 million – 2022) committed contributions to ADBI and expenses of ADBI totaled $12 million ($9 million – 2022). The balance of uncommitted balance without donor restriction as of 30 September 2023 amounted to $21 million ($26 million – 31 December 2022).

As of 30 September 2023, the total investment portfolio, which was in time deposits, amounted to $10 million ($11 million – 31 December 2022).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

E.	Regional Cooperation and Integration Fund

Established in February 2007 as a special fund under the Regional Cooperation and Integration Financing Partnership Facility, the RCIF aims to enhance regional cooperation and integration in Asia and the Pacific by financing TA projects that support greater and higher quality connectivity between economies, expand global and regional trade and investment opportunities, and increase and diversify regional public goods.

Contributed resources. As of 30 September 2023, cumulative RCIF resources totaled $105 million, of which $102 million had been used, leaving an uncommitted balance of $3 million ($4 million – 31 December 2022).

Operations. During the nine months ended 30 September 2023, two TA projects amounting to $2 million became effective (eight TA projects amounting to $5 million – 2022), and $0.5 million undisbursed amounts were reversed as reduction in TA expense ($1 million – 2022). The balance of undisbursed TA, net of TA advances as of 30 September 2023 amounted to $23 million ($30 million – 31 December 2022).

Investments for liquidity purpose. As of 30 September 2023, the total investment portfolio, which was in time deposits, amounted to $24 million ($31 million – 31 December 2022).

F.	Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in DMCs to effectively address the causes and consequences of climate change. CCF supports investments on (i) adaptation; (ii) clean energy; and (iii) reducing emissions from deforestation and forest degradation (REDD+) and land use management by providing resources through technical assistance, grant components of investment projects, and direct charges.

Contributed resources. As of 30 September 2023, cumulative CCF resources totaled $103 million, of which $88 million had been used, leaving an uncommitted balance of $15 million ($15 million – 31 December 2022).

Operations. During the nine months ended 30 September 2023, two supplementary TA amounting to $1 million became effective (one TA project amounting to $0.2 million – 2022), and $0.4 million undisbursed amounts were reversed as a reduction in TA expense ($0.9 million – 2022). The balance of undisbursed grants and TA, net of advances as of 30 September 2023 amounted to $17 million ($21 million – 31 December 2022).

Investments for liquidity purpose. As of 30 September 2023, the total investment portfolio, which was in time deposits, amounted to $30 million ($34 million – 31 December 2022).

G.	Asia Pacific Disaster Response Fund

The APDRF was established in April 2009 to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards. In May 2020, the Government of Japan (GoJ) contributed $75 million―valid for 2 years―to APDRF which was earmarked for ADB’s response to the COVID-19 pandemic. Any balance remaining after the 2-year term will be used in accordance with the agreement between ADB and the GoJ.

In July 2023, the GoJ requested ADB to transfer the unused remaining balance of its contributions from the $75 million contribution earmarked for ADB’s responses to the COVID-19 pandemic in May 2020 to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR). ADB will facilitate the requested fund transfer to JFPR.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

Contributed resources. As of 30 September 2023, cumulative fund resources totaled $183 million, of which $133 million had been used, leaving an uncommitted balance of $50 million ($49 million – 31 December 2022). The net assets without donor restrictions as of 30 September 2023 amounted to $23 million ($21 million – 31 December 2022).

Operations. During the nine months ended 30 September 2023, one grant totaling $1 million (four grants totaling $7 million – 2022) became effective, and $12 thousand undisbursed amounts were reversed as a reduction in grant expenses ($0.2 million – 2022). During the period, two grants totaling $4 million (four grants totaling $6 million – 2022) were committed . The balance of undisbursed grants, net of grant advances as of 30 September 2023 amounted to $2 thousand ($12 thousand – 31 December 2022).

Investments for liquidity purpose. As of 30 September 2023, the total investment portfolio, which was in time deposits amounted to $36 million ($34 million – 31 December 2022).

H.	Financial Sector Development Partnership Special Fund

The FSDPSF was established in January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. With the approval of the Finance Sector Directional Guide on 22 November 2022, the FSDPSF will support the six operational focus: (i) enhancing support to emerging areas such as sustainable development goal aligned financing, including green and blue financing; (ii) promoting long-term finance and quality infrastructure; (iii) leveraging digital technology to deliver financial services for financial inclusion; (iv) expanding financing to micro, small and medium enterprises and women; (v) establishing frameworks for disaster and epidemic risk financing; and (vi) strengthening the finance sector foundation.

Contributed resources. As of 30 September 2023, cumulative fund resources totaled $29 million, of which $25 million had been used, leaving an uncommitted balance of $4 million ($5 million – 31 December 2022).

In December 2022, the Government of Luxembourg committed contribution equivalent to $3 million which was transferred to the FSDPSF in February 2023.

Operations. During the nine months ended 30 September 2023, six supplementary TA projects amounting to $2 million became effective (six TA projects totaling $1 million – 2022), and $0.3 million undisbursed amounts were reversed as reduction in TA expense ($0.6 million – 2022). The balance of undisbursed TA, net of TA advances as of 30 September 2023 amounted to $7 million ($7 million – 31 December 2022).

Investments for liquidity purpose. As of 30 September 2023, the total investment portfolio, which was in time deposits, amounted to $8 million ($6 million – 31 December 2022).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

Appendix             21

ORDINARY CAPITAL RESOURCES

 CONDENSED MANAGEMENT REPORTING BALANCE SHEETS

as of 30 September 2023 and 31 December 2022
($ million)

	2023			2022
Item	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	920	–	920	2,256
Investments for liquidity purpose	51,436	–	51,436	45,294
Securities transferred under repurchase agreements	435	–	435	987
Securities purchased under resale arrangements	941	–	941	98
Loans outstanding — operations	146,842	–	146,842	144,325
Equity investments — operations	1,560	(283)	1,277	1,221
Other debt securities — operations	590	–	590	622
Derivative Assets
Borrowings	51,913	2,791	54,704	53,049
Investments for liquidity purpose	25,809	(593)	25,216	24,813
Loans — operations	16,826	(424)	16,402	17,485
Accrued interest receivable	2,168	–	2,168	1,336
Other assets	1,224	29	1,253	905
TOTAL	300,664	1,520	302,184	292,391
Borrowings and accrued interest	140,417	9,892	150,309	141,307
Derivative Liabilities
Borrowings	66,825	(7,661)	59,164	56,504
Investments for liquidity purpose	22,940	(227)	22,713	24,111
Loans — operations	13,417	540	13,957	15,841
Payable under securities repurchase agreements	437	–	437	988
Payable for swap related and other collateral	479	–	479	148
Accounts payable and other liabilities	1,929	–	1,929	772
Total Liabilities	246,444	2,544	248,988	239,671
Paid-in capital	6,968	29	6,997	7,081
Net notional maintenance of value receivable	(1,483)	–	(1,483)	(1,483)
Ordinary reserve	46,535	2	46,537	45,820
Special reserve	524	–	524	503
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	975	(975)	–	–
Unallocated net income[b]	867	239	1,106	1,099
Accumulated other comprehensive loss	(1,231)	(319)	(1,550)	(1,365)
Total Equity	54,220	(1,024)	53,196	52,720
TOTAL	300,664	1,520	302,184	292,391

– = nil, ( ) = negative.

[a]	Unrealized gains or losses from fair value adjustments associated with certain financial instruments, share of unrealized gain or loss from equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[b]	After appropriation of guarantee fees to the Special Reserve.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2023

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Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED BALANCE SHEET

30 September 2023 and 31 December 2022

Expressed in Millions of US Dollars

A S S E T S

	30 September		31 December
	(Unaudited)		(Audited)
DUE FROM BANKS		$920		$2,256

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and O)		51,436		45,294

SECURITIES TRANSFERRED UNDER
REPURCHASE AGREEMENT (Notes C, D, and O)		435		987

SECURITIES PURCHASED UNDER
RESALE ARRANGEMENTS (Notes C, D, and O)		941		98

LOANS OUTSTANDING — OPERATIONS (Notes E and O)
(Including net unamortized loan origination costs of $222 – 30 September 2023 and $210 – 31 December 2022)
Sovereign
Regular	$109,940		$106,943
Concessional	31,336		31,646
	141,276		138,589
Nonsovereign	6,246		6,471
	147,522		145,060
Less—allowance for credit losses	680	146,842	735	144,325

EQUITY INVESTMENTS — OPERATIONS (Notes G and O)		1,560		1,438

OTHER DEBT SECURITIES — OPERATIONS (Notes H and O)
(Net of allowance for credit losses of $6 – 30 September 2023 and $5 – 31 December 2022)		590		622

ACCRUED INTEREST RECEIVABLE		2,168		1,336

DERIVATIVE ASSETS (Notes I and O)
Borrowings	51,913		50,070
Investments for liquidity purpose	25,809		25,323
Loans — operations	16,826	94,548	18,043	93,436

OTHER ASSETS
Property, furniture, and equipment (Note J)	265		254
Swap related and other collateral (Notes I and O)	479		148
Miscellaneous (Notes C, F, K, and O)	480	1,224	464	866

TOTAL		$300,664		$290,658

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-1

LIABILITIES AND EQUITY

	30 September			31 December
	(Unaudited)			(Audited)
BORROWINGS (Notes L and O)			$140,417			$131,571

DERIVATIVE LIABILITIES (Notes I and O)
Borrowings		$66,825			$63,564
Investments for liquidity purpose		22,940			24,212
Loans — operations		13,417	103,182		15,189	102,965

PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes C, D, and O)			437			988

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Swap related and other collateral (Notes I and O)		479			148
Accrued pension and postretirement medical benefit costs		142			168
Liability for credit losses on off-balance sheet exposures (Notes E, F, and H)		105			104
Miscellaneous (Notes C, F, J, K, and O)		1,682	2,408		500	920

Total Liabilities			246,444			236,444

EQUITY (OCR-4)
Capital Stock (Note M)
Authorized and subscribed (SDR106,391)		139,902			141,589
Less—“callable” shares subscribed (SDR101,060)		132,891			134,494
“Paid-in” shares subscribed (SDR5,331)		7,011			7,095
Less—discount		14			14
		6,997			7,081
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note M)		(29)	6,968		(39)	7,042

Net notional amounts required to maintain value of currency holdings		(1,483)			(1,483)
Ordinary reserve (Note M)
From ADF assets transfer	$30,748			$30,748
From retained earnings	15,787	46,535		15,070	45,818
Special reserve		524			503
Surplus		1,065			1,065
Cumulative revaluation adjustments account		975			(64)
Net income after appropriation to special reserve
For the calendar year 2022		–			2,138
For the nine months ended 30 September 2023 (OCR-2)		867			–
Accumulated other comprehensive loss (Note M)		(1,231)	47,252		(805)	47,172

Total Equity			54,220			54,214

TOTAL			$300,664			$290,658

          OCR-2

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Millions of US Dollars

REVENUE (Note N)	2023	2022
Loans — operations (Notes E and I)	$5,526	$1,932
Investments for liquidity purpose (Notes C and I)	1,690	650
Equity investments — operations	64	28
Guarantees — operations	21	23
Other debt securities — operations	36	28
Other sources—net	51	42

Total	7,388	2,703

EXPENSES (Note N)
Borrowings and related expenses (Note I)	(5,756)	(1,332)
Administrative expenses (Note M)	(501)	(568)
Release of provision for credit losses—net (Notes E, F, and H)	57	6
Other expenses	(17)	(14)

Total	(6,217)	(1,908)

NET REALIZED (LOSSES) GAINS
Investments for liquidity purpose (Notes C, I, M, and N)	(33)	(42)
Equity investments — operations (Note N)	22	53
Other debt securities — operations (Note N)	–	1
Borrowings (Note N)	0	1

Total	(11)	13

NET UNREALIZED (LOSSES) GAINS (Notes G, I, L, and N)	(272)	753

NET INCOME	$888	$1,561

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Millions of US Dollars

	2023		2022

NET INCOME (OCR-2)		$888		$1,561

Other comprehensive loss (Note M)
Unrealized holding losses	$(278)		$(1,707)
Currency translation adjustments	(128)		(924)
Pension/postretirement liability adjustments	(20)	(426)	60	(2,571)

COMPREHENSIVE INCOME (LOSS)		$462		$(1,010)

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-4

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Millions of US Dollars

	2023	2022
Balance, beginning of period	$54,214	$52,855
Comprehensive income (loss) for the period (OCR-3)	462	(1,010)
Encashment of demand obligations	9	18
Change in US dollar value on
Paid-in capital	(84)	(658)
Demand obligations	1	5
Net notional maintenance of value receivable	(0)	208
Allocation of prior year income to Special Funds (Note M)	(382)	(382)

Balance, end of period	$54,220	$51,036

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

          OCR-5

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Millions of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other charges received on loans — operations	$4,427	$1,196
Interest received on investments for liquidity purpose	1,343	559
Interest received for securities purchased under resale/repurchase arrangement	32	2
Interest and other charges received on other debt securities — operations	37	31
Dividends and other cash distributions received on equity investments — operations	30	28
Interest and other financial expenses paid	(4,985)	(628)
Administrative expenses paid	(542)	(476)
Others—net	74	43

Net Cash Provided by Operating Activities	416	755

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	1,972	4,708
Maturities of investments for liquidity purpose	222,422	234,422
Purchases of investments for liquidity purpose	(231,127)	(248,000)
Receipts from securities purchased under resale arrangements	168,510	61,077
Payments for securities purchased under resale arrangements	(169,353)	(60,793)
Principal collected on loans — operations	7,120	6,559
Loans — operations disbursed	(10,455)	(11,469)
Derivatives—net	713	1,309
Change in other collateral	15	–
Property, furniture, and equipment acquired	(34)	(27)
Sales of equity investments — operations	74	66
Purchases of equity investments — operations	(109)	(152)
Maturities of other debt securities — operations	94	155
Purchases of other debt securities — operations	(81)	(58)

Net Cash Used in Investing Activities	(10,239)	(12,203)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings	50,299	45,556
Borrowings redeemed	(40,712)	(33,824)
Issuance expenses paid	(25)	(32)
Demand obligations of members encashed	9	18
Derivatives—net	(641)	(393)
Change in swap related collateral	319	6
Resources transferred to Special Funds	(382)	(382)

Net Cash Provided by Financing Activities	8,867	10,949

Effect of Exchange Rate Changes on Cash	(49)	(256)

Net Decrease in Cash	(1,005)	(755)

Cash at Beginning of Period
Due from Banks	2,256	3,848
Swap Related and Other Collateral	148	643
Total	2,404	4,491

Cash at End of Period
Due from Banks	920	3,096
Swap Related and Other Collateral	479	640
Total	$1,399	$3,736

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-6

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Nine Months Ended 30 September 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The functional currencies of ordinary capital resources (OCR) comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which Asian Development Bank (ADB) operates. The reporting currency is the United States (US) dollar, and the financial statements are reported in US dollars.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity debt securities). In addition, a liability is recorded for off-balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD). When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

The allowance for credit losses and liability for credit losses on off-balance sheet exposures such as guarantees and undisbursed commitments for loans, and debt securities, are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is reported as Provision for credit losses in the Statement of Income and Expenses under EXPENSES. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non-accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, held-to-maturity debt security, or guarantee provided by ADB. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, held-to-maturity debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision for credit losses.

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to

OCR-6

continued

hold and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to Provision for credit losses.

For certain financial assets, such as Due from Banks, Securities Purchased under Resale Arrangements, and Swap related and other collateral, no expected loss is determined based on the credit quality.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, “Derivatives and Hedging.” ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB’s risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps are recorded on a net basis, while all other swaps, including cross currency and foreign exchange (FX) swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes an FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2022-02, “Financial Instruments—Credit Losses (Topic 326) – Troubled Debt Restructuring and Vintage Disclosures”. The amendment eliminates the accounting guidance for loan modifications considered as troubled debt restructurings in Subtopic 310-40, Receivables—Troubled Debt Restructuring by Creditors, and requires an entity to determine whether a loan modification represents a new loan or a continuation of an existing loan under the guidance provided in Subtopic 310-20, Receivables-Nonrefundable Fees and Other Costs. The amendment also enhances existing disclosure requirements, introduces new requirements related to loan modifications for borrowers experiencing financial difficulty, and requires disclosure of current-period gross write-offs by year of origination for financial receivables in the vintage disclosures. The update took effect for ADB on 1 January 2023. The adoption of this ASU did not have a material impact on OCR’s financial statements.

OCR-6

continued

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820)—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The amendment clarifies what contractual sale restrictions of an equity security are inconsistent with the unit of account of the equity security, and, therefore, should not be considered in measuring the fair value. It also clarifies that an entity cannot, as a separate unit of account, recognize and measure certain contractual sale restrictions. The amendments also require certain disclosures for equity securities subject to contractual sales restrictions. The update is effective for ADB on 1 January 2024. The adoption of this ASU will not have a material impact on OCR’s financial statements.

In December 2022, the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848) —Deferral of the Sunset Date of Topic 848,” with immediate effectivity to extend the optional relief provided in Topic 848 for eligible contracts and transactions affected by reference rate reform from 31 December 2022 to 31 December 2024. ADB has adopted the provisions of Topic 848, and as provided by the Update, will continue monitoring and assessing contract modifications for the use of the optional expedients and exceptions provided as we continue to amend the remaining nonsovereign London interbank offered rate (LIBOR)-based loans and LIBOR-based swaps. ADB does not expect the adoption of this Update to have a significant impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and time deposits held by ADB are considered to be AFS and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive income (loss). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of the sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

ADB may engage in securities lending of government or government-related obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB’s obligation to counterparties. Included in investments as of 30 September 2023 were securities transferred under securities lending arrangements of government or government-related obligations and corporate obligations totaling $90 million ($118 million – 31 December 2022).

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 30 September 2023, unsettled sales amounted to $58 million and are included under OTHER ASSETS – Miscellaneous ($70 million – 31 December 2022) while unsettled purchases amounted to $1,171 million and are included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous ($94 million – 31 December 2022).

OCR-6

continued

The FV and amortized cost of the investments by contractual maturity as of 30 September 2023 and 31 December 2022 are as follows:

($ million)
	30 September 2023		31 December 2022
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$21,095	$21,145	$17,542	$17,576
Due after one year through five years	27,637	28,864	24,184	25,273
Due after five years through ten years	1,832	2,099	2,724	3,140
Due after ten years through fifteen years	217	224	169	171
Due after fifteen years	655	783	675	771
Total	$51,436	$53,115	$45,294	$46,931

Additional information relating to investments for liquidity purpose in government or government-related obligations and other securities classified as AFS are as follows:

($ million)

	Amortized	Gross Unrealized
	Cost	Gains	Losses	Fair Value
30 September 2023
Government or government-related obligations	$34,871	$16	$(1,266)	$33,621
Other securities
Corporate obligations	8,853	3	(264)	8,592
Asset/Mortgage-backed securities	1,730	0	(168)	1,562
Total	$45,454	$19	$(1,698)	$43,775

31 December 2022
Government or government-related obligations	$35,337	$19	$(1,266)	$34,090
Other securities
Corporate obligations	4,491	1	(248)	4,244
Asset/Mortgage-backed securities	1,716	1	(145)	1,572
Total	$41,544	$21	$(1,659)	$39,906

For the nine months ended 30
September:			2023	2022
Change in net unrealized gains and losses from prior period			$(41)	$(1,680)
Proceeds from sales			1,972	4,708
Gross gain on sales			2	11
Gross loss on sales			(35)	(52)

0 = less than $0.5 million.

OCR-6

continued

The following table shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities had unrealized losses position as of 30 September 2023 and 31 December 2022. There were 183 government or government-related obligations (97 – 31 December 2022), 856 corporate obligations (511 – 31 December 2022), and 178 asset-backed/mortgage-backed securities (89 – 31 December 2022) that had unrealized losses for over one year representing 39.49% (31.66% – 31 December 2022) of the total investments.

($ million)
	One year or less		Over one year		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
30 September 2023
Government or government-related obligations	$8,834	$98	$16,571	$1,168	$25,405	$1,266
Other securities
Corporate obligations	4,316	62	2,714	202	7,030	264
Asset/Mortgage-backed securities	508	10	1,030	158	1,538	168
Total	$13,658	$170	$20,315	$1,528	$33,973	$1,698

31 December 2022
Government or government-related obligations	$13,771	$601	$12,265	$665	$26,036	$1,266
Other securities
Corporate obligations	2,437	89	1,428	159	3,865	248
Asset/Mortgage-backed securities	844	50	646	95	1,490	145
Total	$17,052	$740	$14,339	$919	$31,391	$1,659

As of 30 September 2023, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

OCR-6

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2023 and 31 December 2022 is as follows:

($ million)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2023
Investments for liquidity purpose
Government or government-related obligations	$33,621	$30,943	$2,678	$–
Time deposits	7,661	–	7,661	–
Other securities	10,154	7,003	3,151	–
Securities transferred under repurchase agreements	435	435	–	–
Securities purchased under resale arrangements	941	–	941	–
Total at fair value	$52,812	$38,381	$14,431	$–

31 December 2022
Investments for liquidity purpose
Government or government-related obligations	$34,090	$30,642	$3,448	$–
Time deposits	5,388	–	5,388	–
Other securities	5,816	4,174	1,642	–
Securities transferred under repurchase agreements	987	987	–	–
Securities purchased under resale arrangements	98	–	98	–
Total at fair value	$46,379	$35,803	$10,576	$–

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-related obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuations are obtained from independent valuation services, custodians, and asset managers, and are based on discounted cash flow model using market observable inputs, such as interest rates, FX rates, basis spreads, cross currency rates, volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received as collateral is recorded as a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-related securities. ADB monitors periodically the FV of securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

OCR-6

continued

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 30 September 2023 and 31 December 2022 are summarized below.

($ million)
	(a)	(b)		(c) = (a) – (b)
	Gross amount	Gross amounts not offset in the
	of liabilities	balance sheet
presented in
	the balance	Financial	Collateral
	sheet	instruments	pledged	Net amount
30 September 2023
Payable under securities repurchase agreements	$437	$435	$–	$2

31 December 2022
Payable under securities repurchase agreements	$988	$987	$–	$1

The contractual maturity of payable under securities repurchase agreements as of 30 September 2023 and 31 December 2022 are summarized below:

($ million)

	Remaining contractual maturity of the agreements
	1-30 Days	31-90 Days	> 90 Days	Total
30 September 2023
Payable under securities repurchase agreement
Government or government-related obligations	$236	$201	$–	$437

Gross amount of recognized liabilities for repurchase agreements disclosed above				437

Amounts related to agreements not included in offsetting disclosure				$–

31 December 2022
Payable under securities repurchase agreement
Government or government-related obligations	$327	$661	$–	$988

Gross amount of recognized liabilities for repurchase agreements disclosed above				988

Amounts related to agreements not included in offsetting disclosure				$–

NOTE E—LOANS — OPERATIONS

ADB offers sovereign and nonsovereign loans. Sovereign loans consist of regular OCR loans and concessional OCR loans.

ADB’s available loan products are the Flexible Loan Product (FLP) and the local currency loan (LCL) product. The FLP is the primary loan product for sovereign regular OCR and nonsovereign operations.

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continued

ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) currency conversion to an approved currency of all or any portion of the principal amount of the loan whether unwithdrawn or withdrawn and outstanding; (ii) an interest rate conversion of all or any portion of the principal amount of the loan withdrawn and outstanding; and (iii) establishment of an interest rate cap or an interest rate collar on a floating rate applicable to all or any portion of the principal amount of the loan withdrawn and outstanding.

ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

In addition to the FLP loans and LCLs, ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cutoff; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

As of 30 September 2023 and 31 December 2022, the outstanding loans to borrowers that exceeded 5% of total outstanding loans, before the effect of any risk transfers, are as follows:

	30 September 2023		31 December 2022
Borrower	$ million	%	$ million	%
India	$24,268	16	$23,960	16
People’s Republic of China	19,285	13	19,705	14
Pakistan	15,060	10	15,348	11
Philippines	14,793	10	13,627	9
Bangladesh	14,522	10	13,675	9
Indonesia	13,068	9	12,618	9
Viet Nam	8,016	6	8,109	6
Others (individually less than 5% of total loans)	38,462	26	37,994	26
	147,474	100	145,036	100
Fair value adjustment on concessional loans	(174)		(186)
Allowance for credit losses	(680)		(735)
Unamortized loan origination costs—net	222		210
	(632)		(711)
Loans Outstanding	$146,842		$144,325

The following table summarizes the net loans outstanding by major category as of 30 September 2023 and 31 December 2022:

($ million)
	30 September 2023	31 December 2022
Sovereign loans
Regular	$109,845	$106,827
Concessional	31,160	31,453
Subtotal	140,005	138,280
Nonsovereign loans	5,837	6,045
Total	$146,842	$144,325

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continued

As of 30 September 2023 and 31 December 2022, the undisbursed balances of committed loans and approved loans that are not yet committed, are as follows:

($ million)
	30 September 2023			31 December 2022
	Undisbursed		Loans	Undisbursed		Loans
	Committed Loans		Approved	Committed Loans		Approved
		Not Yet	Not Yet		Not Yet	Not Yet
	Effective	Effective	Committed	Effective	Effective	Committed
Sovereign loans
Regular	$30,784	$356	$1,463	$29,712	$6,423	$678
Concessional	10,062	1,498	720	9,251	2,129	79
Subtotal	40,846	1,854	2,183	38,963	8,552	757
Nonsovereign loans	788	–	409	1,595	–	833
Total	$41,634	$1,854	$2,592	$40,558	$8,552	$1,590

Past Due Loans

An analysis of the age of the recorded loans outstanding that are past due as of 30 September 2023 and 31 December 2022 is as follows:

($ million)

	Overdue Loan Service Payments
	1-90	91-180	> 180	Total
	Days	Days	Days	Past Due	Current	Total
30 September 2023
Sovereign loans
Regular	$0	$–	$–	$0	$109,716	$109,716
Concessional	4	2	15	21	31,453	31,474
Subtotal	4	2	15	21	141,169	141,190
Nonsovereign loans	4	3	56	63	6,221	6,284
Total	$8	$5	$71	$84	$147,390	147,474
Fair value adjustment on concessional loans						(174)
Allowance for credit losses						(680)
Unamortized loan origination cost—net						222
Loans Outstanding						$146,842

0 = less than $0.5 million.

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,952 million.

($ million)
	Overdue Loan Service Payments
	1-90	91-180	> 180	Total
	Days	Days	Days	Past Due	Current	Total
31 December 2022
Sovereign loans
Regular	$0	$–	$–	$0	$106,724	$106,724
Concessional	2	3	7	12	31,787	31,799
Subtotal	2	3	7	12	138,511	138,523
Nonsovereign loans	15	7	57	79	6,434	6,513
Total	$17	$10	$64	$91	$144,945	145,036
Fair value adjustment on concessional loans						(186)
Allowance for credit losses						(735)
Unamortized loan origination cost—net						210
Loans Outstanding						$144,325

0 = less than $0.5 million.

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,156 million.

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continued

Loans in Non-Accrual Status

ADB places loans in non -accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due, at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loans are placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB.

The following tables provide a summary of financial information related to loans in non-accrual status:

($ million)

As of	30 September 2023	31 December 2022
Amortized cost basis of loans in non-accrual status[a]
Sovereign
Regular	$–	$–
Concessional	519	525
Nonsovereign	134	180
Total	$653	$705

Loans past due for more than 90 days not in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	–
Nonsovereign	–	1
Total	$–	$1

For the nine months ended 30 September:	2023	2022
Interest income recognized on payments received for loans in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	–
Nonsovereign	3	7
Total	$3	$7

a An allowance for credit losses has been recorded against each of the loans in non-accrual status.

Fair Value Adjustment on Concessional Loans

On 1 January 2017, concessional loans from Asian Development Fund (ADF) were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received. As of 30 September 2023, the unamortized balance of the FV adjustment on concessional loans was $174 million ($186 million – 31 December 2022).

Credit Quality Information

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the

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continued

contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit quality in the portfolio.

The amortized cost basis by origination year and internal risk rating for loans as of 30 September 2023 and 31 December 2022 is as follows:

($ million)

		30 September 2023
								Private
		Origination Year						sector
Risk Class	Risk Rating	2023	2022	2021	2020	2019	Prior	programs	Total

Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$1,005	$2,842	$5,556	$12,146	$4,776	$45,330	$–	$71,655
Medium credit risk	6–8 (BB+ to BB–)	443	566	2,025	1,564	1,632	20,088	–	26,318
Significant credit risk	9–11 (B+ to B–)	201	1,455	882	2,784	1,628	12,711	–	19,661
High credit risk	12–14 (CCC+ to D)	351	2,089	1,740	1,808	2,592	15,062	–	23,642
Total Sovereign Loans		2,000	6,952	10,203	18,302	10,628	93,191	–	141,276

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	–	280	44	220	16	1,140	–	1,700
Medium credit risk	6–8 (BB+ to BB–)	181	315	280	394	221	907	96	2,394
Significant credit risk	9–11 (B+ to B–)	21	82	193	19	411	817	124	1,667
High credit risk	12–14 (CCC+ to D)	39	3	12	–	23	408	–	485
Total Nonsovereign Loans		241	680	529	633	671	3,272	220	6,246
Total		$2,241	$7,632	$10,732	$18,935	$11,299	$96,463	$220	$147,522

Notes:

1.	Private sector programs include Trade and Supply Chain Finance Program and Microfinance Program.

2.	The amount of accrued interest excluded from the amortized cost basis in the above table is $1,952 million.

($ million)

		31 December 2022
								Private
		Origination Year						sector
Risk Class	Risk Rating	2022	2021	2020	2019	2018	Prior	programs	Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$668	$5,328	$12,524	$4,145	$5,144	$42,483	$–	$70,292
Medium credit risk	6–8 (BB+ to BB–)	426	1,893	1,421	1,296	1,481	19,094	–	25,611
Significant credit risk	9–11 (B+ to B–)	1,220	752	2,680	1,581	1,966	10,871	–	19,070
High credit risk	12–14 (CCC+ to D)	2,051	1,492	1,790	2,546	839	14,898	–	23,616
Total Sovereign Loans		4,365	9,465	18,415	9,568	9,430	87,346	–	138,589
Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	152	47	190	23	–	1,216	–	1,628
Medium credit risk	6–8 (BB+ to BB–)	330	205	469	227	528	588	36	2,383
Significant credit risk	9–11 (B+ to B–)	41	216	24	466	474	407	146	1,774
High credit risk	12–14 (CCC+ to D)	3	20	–	24	90	549	–	686
Total Nonsovereign Loans		526	488	683	740	1,092	2,760	182	6,471
Total		$4,891	$9,953	$19,098	$10,308	$10,522	$90,106	$182	$145,060

Notes:

1.	Private sector programs include Trade and Supply Chain Finance Program and Microfinance Program.

2.	The amount of accrued interest excluded from the amortized cost basis in the above table is $1,156 million.

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continued

No loans were written off during the nine months ended 30 September 2023.

No trade and supply chain finance, and microfinance programs were converted to term loans for the nine months ended 30 September 2023. For the year ended 31 December 2022, one private sector programs guarantee amounting to $17 million was converted to term loan. The converted loan was fully repaid in 2022.

ADB’s internal risk ratings are reviewed at least annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB’s internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB’s risk rating model.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on loans outstanding during the nine months ended 30 September 2023 and for the year ended 31 December 2022, are as follows:

($ million)
	30 September 2023			31 December 2022
	Sovereign	Nonsovereign		Sovereign	Nonsovereign
	Loans	Loans	Total	Loans	Loans	Total
Beginning balance	$309	$426	$735	$222	$475	$697
(Release of provision) Provision	(38)	(17)	(55)	87	(49)	38
Ending balance	$271	$409	$680	$309	$426	$735

For the nine months ended 30 September 2023, one nonsovereign loan was modified and restructured through deferral of principal repayments, reduction of interest rates and waiver of other charges. The restructuring resulted to a conversion of the loan into a continuing term loan and an optionally convertible debenture. For the year ended 31 December 2022, there were no loan modifications for borrowers facing financial difficulties.

Liability for Credit Losses

ADB recognizes expected credit losses for undisbursed loan commitments as these cannot be cancelled by ADB unconditionally. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. As of 30 September 2023, the amount of liability for credit losses on undisbursed loan commitments was $61 million ($65 million – 31 December 2022) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 30 September 2023 and 31 December 2022, all loans are carried at amortized cost.

The FV hierarchy of ADB loans as of 30 September 2023 and 31 December 2022 is as follows:

($ million)
	30 September 2023	31 December 2022
Level 1	$–	$–
Level 2	–	–
Level 3	147,753	144,089
Total at fair value	$147,753	$144,089

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continued

NOTE F—GUARANTEES — OPERATIONS

ADB provides project guarantees and guarantees under its private sector programs. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB’s net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor’s agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB’s ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade-related products.

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 30 September 2023 and 31 December 2022 covered:

($ million)
	30 September 2023		31 December 2022
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Project
Sovereign
with counterguarantee	$33	$–	$22	$–
without counterguarantee[a]	4,047	3,910	3,073	2,930
	4,080	3,910	3,095	2,930
Nonsovereign
with counterguarantee	88	39	96	44
without counterguarantee	88	41	92	44
	176	80	188	88
Subtotal	4,256	3,990	3,283	3,018

Private Sector Programs
Nonsovereign
with counterguarantee	611	611	842	842
without counterguarantee	1,003	1,003	1,111	1,111
Subtotal	1,614	1,614	1,953	1,953
Total	$5,870	$5,604	$5,236	$4,971

a Includes exposure exchange agreement amounting to $3,500 million ($2,500 million – 31 December 2022).

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

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continued

As of 30 September 2023, there are no credit guarantee that has collateral from a counter-guarantor (one credit guarantee with nonsovereign counter-guarantee – 31 December 2022).1

ADB entered into an exposure exchange agreement (EEA) with other multilateral development banks (MDBs) which is recognized as financial guarantees in the financial statements. The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty principal or interest for any period the covered exposure is in non-accrual. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart MDB (ADB as a seller of protection), and (ii) ADB receives a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection). As of 30 September 2023, outstanding amount of guarantee provided under EEA amounted to $3.5 billion ($2.5 billion – 31 December 2022).

As of 30 September 2023, a total liability of $210 million ($167 million – 31 December 2022) relating to standby ready obligations for nine credit risk guarantees (eight – 31 December 2022) and one political risk guarantee (one – 31 December 2022) (footnote 1) is reported in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002. Of this amount, $176 million ($130 million – 31 December 2022) pertains to EEA.

Credit Quality Information

For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of guarantees.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in the Statement of Income and Expenses as Provision for credit losses.

As of 30 September 2023, a liability of $44 million ($38 million – 31 December 2022) for the expected credit losses from guarantees have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

As of 30 September 2023 and 31 December 2022, all of ADB’s future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

Future guarantee receivables and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

[1]	ADB provides two primary guarantee products – a credit guarantee and a political risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

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continued

The valuation technique and significant unobservable quantitative input for guarantee receivables/guarantee liabilities classified as Level 3 as of 30 September 2023 and 31 December 2022 are as follows:

	Unobservable	Range (Average)[a]
Valuation Technique	Input	30 September 2023	31 December 2022
Discounted cash flows	Discount rates	2.22% to 3.04% (2.38%)	2.22% to 4.43% (2.61%)

a Average represents the arithmetic average of the unobservable inputs.

The following table presents the changes in the carrying amounts of ADB’s Level 3 future guarantee receivable/liability for the nine months ended 30 September 2023 and for the year ended 31 December 2022:

($ million)

	Guarantee Receivable/Liability
	30 September 2023	31 December 2022
Balance, beginning of the period	$167	$92
Issuances	76	110
Amortization	(33)	(35)
Balance, end of the period	$210	$167

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income (loss).

NOTE G—EQUITY INVESTMENTS — OPERATIONS

ADB’s equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds. All equity investments (except for those that are accounted for under the equity method) are reported at FV with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED (LOSSES) GAINS. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from equity investments – operations and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

Breakdown of equity investments as of 30 September 2023 and 31 December 2022 are as follows:

($ million)

	30 September 2023	31 December 2022
Equity method	$1,167	$1,040
Fair value method	393	398
Total	$1,560	$1,438

Additional information relating to equity investments reported at FV are as follows:

($ million)
As of	30 September 2023	31 December 2022
Cost	$352	$390
Fair value	393	398
Gross unrealized gains	104	87
Gross unrealized losses	(63)	(79)

For the nine months ended 30 September:	2023	2022
Net unrealized gains (losses)	$36	$(14)
Net realized gains	22	53
Net gains	58	39

As of 30 September 2023, approved equity investments that have not been committed/signed amounted to $37 million ($110 million – 31 December 2022) and committed/signed equity investments that have not been disbursed amounted to $527 million ($536 million – 31 December 2022).

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continued

Fair Value Disclosure

ADB’s equity investments reported at FV as of 30 September 2023 were $393 million ($ 398 million – 31 December 2022). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued using inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB’s equity investments at FV as of 30 September 2023 and 31 December 2022 is as follows:

($ million)
	30 September 2023	31 December 2022
Level 1	$58	$91
Level 2	90	113
Level 3	245	194
Total equity investments at fair value	$393	$398

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 30 September 2023 and 31 December 2022 are presented as follows.

	Fair Value		Range
Valuation Technique	($ million)	Unobservable Inputs	(Weighted Average)[a]
30 September 2023
Discounted cash flow	$17	Discount rate	(18.80%)
Comparable valuations	115	Price-to-book multiples	0.50x – 2.40x (1.09x)
		EV/EBITDA	(6.20x)
Net asset value	74	Discount	(40%)
Other techniques	39
	$245

31 December 2022
Discounted cash flow	$25	Discount rate	16.30% – 26.15% (19.33%)
		WACC	(15.90%)
Comparable valuations	82	Price-to-book multiples	0.50x – 0.90x (0.70x)
		EV/EBITDA	(5.80x)
Net asset value	53	Discount	(40%)
Other techniques	34
	$194

EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization. WACC = weighted average cost of capital.

a Unobservable inputs were weighted by the relative fair value of the instruments.

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, and EV/EBITDA will generally increase (decrease) the FV of the equity investments. The valuation technique used for three Level 2 and two Level 3 equity investments was changed during the nine months ended 30 September 2023 (one Level 2 and three Level 3 equity investments – for the year ended 31 December 2022) to reflect a more relevant FV measurement.

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continued

The following table presents the changes in the carrying amounts of ADB’s Level 3 equity investment for the nine months ended 30 September 2023 and for the year ended 31 December 2022:

($ million)

	Equity investments under FV Method
	30 September 2023	31 December 2022
Balance, beginning of period	$194	$194
Transfer to Level 3	27	3
Disbursement	2	4
Divestment	(7)	(5)
Reclassified out of Level 3	(3)	(30)
Total unrealized gains (losses)
Included in earnings[a]	34	34
Included in other comprehensive loss[b]	(2)	(6)
Balance, end of period	$245	$194

The amount of total gains for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at reporting date[a]	$39	$34

a Included in net unrealized (losses) gains (OCR-2).

b Included in accumulated translation adjustments (Note M).

NOTE H—OTHER DEBT SECURITIES — OPERATIONS

ADB’s financial assistance to nonsovereign entities in its developing member countries may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. Investments in other debt securities may be classified as held-to-maturity (HTM) or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS securities are reported at FV. As of 30 September 2023 and 31 December 2022, HTM and AFS other debt securities are as follows:

($ million)

	30 September 2023	31 December 2022
Available for sale	$62	$40
Held-to-maturity	534	587
	596	627
Allowance for credit losses	(6)	(5)
Total	$590	$622

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 30 September 2023 and 31 December 2022 are presented below:

($ million)

	30 September 2023		31 December 2022
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$135	$154	$183	$204
Due after one year through five years	415	397	375	370
Due after five years through ten years	54	44	73	58
Total	$604	$595	$631	$632

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continued

Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 30 September 2023 and 31 December 2022 is as follows:

($ million)
		30 September 2023
		Origination Year
Risk Class	Risk Rating	2023	2022	2021	2020	2019	Prior	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$12	$–	$–	$–	$–	$12
Medium credit risk	6-8 (BB+ to BB–)	–	27	52	62	186	179	506
Significant credit risk	9-11 (B+ to B–)	7	7	–	–	2	–	16
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–	–	–
Total		$7	$46	$52	$62	$188	$179	$534

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $8 million.

($ million)
		31 December 2022
		Origination Year
Risk Class	Risk Rating	2021	2020	2019	2018	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$–	$–	$–	$–
Medium credit risk	6-8 (BB+ to BB–)	60	76	215	229	580
Significant credit risk	9-11 (B+ to B–)	–	4	3	–	7
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–
Total		$60	$80	$218	$229	$587

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $10 million.

Internal risk ratings of HTM debt securities are updated at least annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB’s risk rating model.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on outstanding other debt securities for the nine months ended 30 September 2023 and for the year ended 31 December 2022 are as follows:

($ million)

	30 September 2023	31 December 2022
Balance, beginning of the period	$5	$12
Provision (Release of provision)	1	(7)
Balance, end of the period	$6	$5

Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of securities that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have been received by ADB.

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As of 30 September 2023 and 31 December 2022, there are no HTM debt securities that are past due or in non-accrual status.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the undisbursed portion of HTM debt securities. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for HTM debt securities is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

As of 30 September 2023, the amount of liability for credit losses on undisbursed HTM debt securities commitments was $0.4 million ($1 million – 31 December 2022) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

The FV hierarchy of ADB’s other debt securities as of 30 September 2023 and 31 December 2022 is as follows:

($ million)

	30 September 2023	31 December 2022
Level 1	$52	$39
Level 2	10	–
Level 3	533	593
Total at fair value	$595	$632

There is no AFS other debt security classified as Level 3 as of 30 September 2023 and 31 December 2022.

Additional information relating to other debt securities classified as AFS are as follows:

($ million)
As of	30 September 2023	31 December 2022
Amortized cost	$70	$44
Fair value	62	40
Gross unrealized gains	0	0
Gross unrealized losses	(8)	(4)

For the nine months ended 30 September:	2023	2022
Change in net unrealized gains or losses from prior period	$(4)	$(9)

0 = less than $0.5 million.

NOTE I—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and FX swaps and forward contracts for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB’s interest rate and currency swaps usually match the terms of particular borrowings. Included in DERIVATIVE

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ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and FX swaps and forward contracts that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate, and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loans related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 30 September 2023 amounted to -$3 million for derivative assets ($349 thousand – 31 December 2022) and -$80 thousand for derivative liabilities ($411 thousand – 31 December 2022).

Fair Value Disclosure

The FV hierarchy of ADB’s derivatives and the balance sheet location as of 30 September 2023 and 31 December 2022 are as follows:

($ million)

	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
30 September 2023
Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$51,783	$–	$49,801	$1,982
Interest rate swaps		130	–	130	–
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for	17,360	–	17,360	–
Interest rate swaps	liquidity purpose	420	–	420	–
Foreign exchange swaps		7,988	–	7,988	–
Foreign exchange forward		41	–	41	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans — Operations	16,425	–	16,425	–
Interest rate swaps		401	–	401	0
Total assets at fair value		$94,548	$–	$92,566	$1,982

Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$59,070	$–	$59,070	$–
Interest rate swaps		7,755	–	7,752	3
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for	14,897	–	14,897	–
Interest rate swaps	liquidity purpose	256	–	256	–
Foreign exchange swaps		7,747	–	7,747	–
Foreign exchange forward		40	–	40	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	13,222	–	12,292	930
Interest rate swaps		195	–	195	0
Total liabilities at fair value		$103,182	$–	$102,249	$933

0 = less than $0.5 million.

                      OCR-6

continued

($ million)

	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
31 December 2022
Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$49,933	$–	$47,477	$2,456
Interest rate swaps		137	–	137	–
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for	17,091	–	17,091	–
Interest rate swaps	liquidity purpose	366	–	366	–
Foreign exchange swaps		7,717	–	7,717	–
Foreign exchange forward		149	–	149	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans — Operations	17,677	–	17,677	–
Interest rate swaps		366	–	366	–
Total assets at fair value		$93,436	$–	$90,980	$2,456

Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$56,790	$–	$56,790	$–
Interest rate swaps		6,774	–	6,773	1
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for	15,531	–	15,531	–
Interest rate swaps	liquidity purpose	247	–	247	–
Foreign exchange swaps		8,292	–	8,292	–
Foreign exchange forward		142	–	142	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	15,045	–	13,920	1,125
Interest rate swaps		144	–	144	–
Total liabilities at fair value		$102,965	$–	$101,839	$1,126

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, FX rates, cross currency basis spreads, yield basis spread, interest rates and FX volatilities and correlation are obtained from market data providers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB’s derivative instruments classified as Level 3 as of 30 September 2023 and 31 December 2022 are presented below:

Range (Weighted Average)[a]
Valuation Technique	Unobservable Inputs	30 September 2023	31 December 2022
Discounted cash flows	Basis spreads	-0.83% to 9.00% (-0.96%)	-0.32% to 15.67% (0.64%)

a Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in the basis spread will generally decrease (increase) the FV of derivatives.

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The following tables present the changes in the carrying amounts of ADB’s Level 3 derivative assets and derivative liabilities for the nine months ended 30 September 2023 and for the year ended 31 December 2022:

($ million)

	Borrowings related
	derivatives		Loans related derivatives
	Assets	Liabilities	Assets	Liabilities
30 September 2023
Balance, beginning of period	$2,456	$(1)	$–	$(1,125)
Total realized/unrealized gains (losses)
Included in earnings[a]	19	(2)	0	6
Included in other comprehensive (loss) income[b]	(62)	0	–	40
Issuances	305	–	–	(82)
Maturities/Redemptions	(736)	–	–	231
Balance, end of period	$1,982	$(3)	$0	$(930)

The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$44	$(2)	$0	$2

31 December 2022
Balance, beginning of year	$2,912	$(0)	$–	$(1,261)
Total realized/unrealized (losses) gains
Included in earnings[a]	(141)	(1)	–	45
Included in other comprehensive (loss) income[b]	(228)	0	–	76
Issuances	939	–	–	(152)
Maturities/Redemptions	(1,026)	–	–	167
Balance, end of year	$2,456	$(1)	$–	$(1,125)

The amount of total (losses) gains for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$(132)	$(1)	$–	$45

0 = less than $0.5 million.

a Included in net unrealized (losses) gains (OCR-2).

b Included in accumulated translation adjustments (Note M).

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Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

		Amount of Gain (Loss) recognized in
	Location of Gain (Loss)	Income (Expenses) on Derivatives
	recognized in Income (Expenses)	30 September	30 September
	on Derivatives	2023	2022
Borrowings related derivatives
Currency swaps	Borrowings and related expenses	$(988)	$199
	Net Realized (Losses) Gains	(3)	(15)
	Net Unrealized (Losses) Gains	119	(3,580)

Interest rate swaps	Borrowings and related expenses	(2,185)	143
	Net Unrealized (Losses) Gains	(575)	(6,669)
		$(3,632)	$(9,922)
Investments related derivatives
Currency swaps	Revenue from Investments for liquidity purpose	$554	$146
	Net Unrealized (Losses) Gains	(95)	36

Interest rate swaps	Revenue from Investments for liquidity purpose	35	3
	Net Unrealized (Losses) Gains	39	128

Foreign exchange swaps	Revenue from Investments for liquidity purpose	233	54
	Net Unrealized (Losses) Gains	1	1

Foreign exchange forwards	Net Unrealized (Losses) Gains	0	1
		$767	$369
Loans related derivatives
Currency swaps	Revenue from Loans — Operations	$515	$145
	Net Unrealized (Losses) Gains	(221)	183

Interest rate swaps	Revenue from Loans — Operations	23	34
	Net Unrealized (Losses) Gains	(31)	(7)
		$286	$355

0 = less than $0.5 million.

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the minimum credit rating level negotiated with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB’s counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the

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continued

case of counterparties without enforceable netting agreement). By end of 2022, the local market constraints in some of ADB’s derivative counterparties have been removed making all netting agreements enforceable.

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 September 2023, ADB received collateral of $629 million ($304 million – 31 December 2022) in connection with swap agreements. Of this amount, $449 million ($133 million – 31 December 2022) is included under swap related and other collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 September 2023 and 31 December 2022 are summarized as follows (see Note D for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS):

($ million)

	30 September 2023		31 December 2022
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amounts presented in the balance sheet	$94,548	$(103,182)	$93,436	$(102,964)
Gross amounts not offset in the balance sheet
Financial instruments	(93,972)	93,972	(93,292)	93,292
Collateral received[a]	(551)	–	(143)	–
Net amount[b]	$25	$(9,210)	$1	$(9,672)

[a]	Includes cash and securities collateral used to cover positive marked-to-market exposures.

[b]	ADB is not required to post collateral to counterparties when it is in a net liability position.

NOTE J—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 30 September 2023 and 31 December 2022 is as follows:

($ million)

	30 September 2023	31 December 2022
Land	$10	$10
Buildings and improvements	121	122
Office furniture and equipment	80	72
Right-of-use asset	54	50
Total	$265	$254

Land, buildings and improvements, and office furniture and equipment are shown at net book value.

Right-of-use asset pertains to lease of real properties such as offices, buildings and parking lots in field offices, classified as operating lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. As of 30 September 2023, lease liability amounted to $46 million ($43 million – 31 December 2022) and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

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continued

NOTE K—RELATED PARTY TRANSACTIONS

As of 30 September 2023 and 31 December 2022, ADB had the following net receivables and payables to ADF, other Special Funds, external trust funds under ADB administration (Trust Funds), and employee benefit plans consisting of the Staff Retirement Plan, the Retiree Medical Plan Fund, and the Defined Contribution plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)

	30 September 2023	31 December 2022
Amounts receivable from:
Asian Development Fund (Note N)	$17	$29
Other Special Funds	–	1
Trust Funds and Others—net	–	10
Employee Benefit Plans—net	8	9
Total	$25	$49

Amounts payable to:
Other Special Funds	$3	$–
Trust Funds and Others—net	6	–
Total	$9	$–

NOTE L—BORROWINGS

The key objective of ADB’s borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

The carrying amounts of ADB’s outstanding borrowings as of 30 September 2023 and 31 December 2022 are as follows:

($ million)

	30 September 2023	31 December 2022
At Amortized cost	$2,359	$4,563
At Fair value	138,058	127,008
Total	$140,417	$131,571

Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, FX rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, FX rates, credit spreads, interest rates and FX volatilities and correlation.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET

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UNREALIZED (LOSSES) GAINS. ADB measures the portion of the FV change due to instrument-specific credit risk and presents the amount separately in Accumulated other comprehensive loss account.

The FV hierarchy of ADB’s outstanding borrowings as of 30 September 2023 and 31 December 2022 are as follows:

($ million)

	30 September 2023	31 December 2022
At Amortized cost
Level 1	$–	$–
Level 2	1,948	4,378
Level 3	488	299
Subtotal	2,436	4,677

At Fair value
Level 1	–	–
Level 2	131,181	120,035
Level 3	6,877	6,973
Subtotal	138,058	127,008
Total borrowings at fair value	$140,494	$131,685

For Level 3 borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 30 September 2023 and 31 December 2022 are presented below:

Range (Weighted Average)[a]
Valuation Technique	Unobservable Inputs	30 September 2023	31 December 2022
Discounted cash flows	Derived credit spreads	-0.56% to 22.42% (0.08%)	-4.72% to 7.94% (-0.02%)

a Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

The following table presents the changes in the carrying amounts of ADB’s Level 3 borrowings reported at FV for the nine months ended 30 September 2023 and the year ended 31 December 2022:

($ million)

	30 September 2023	31 December 2022
Balance, beginning of the period	$6,973	$6,966
Total losses (gains) - (realized/unrealized)
Included in earnings[a]	67	(141)
Included in other comprehensive income[b]	(241)	(514)
Issuances	1,746	2,316
Maturities/Redemptions	(1,668)	(1,654)
Balance, end of the period	$6,877	$6,973

The amount of total losses (gains) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$68	$(171)

The amount of total gains for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$(6)	$(15)

[a]	Included in net unrealized (losses) gains (OCR-2).

[b]	Included in unrealized holding gains from borrowings and accumulated translation adjustments (Note M).

[c]	Included in unrealized holding gains from borrowings (Note M).

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continued

NOTE M—EQUITY

Capital Stock

The authorized capital stock of ADB totaling 10,639,083 shares, was fully subscribed by members. Of the subscribed shares, 10,105,947 are “callable” and 533,136 are “paid-in”. The “callable” share capital is subject to call by ADB only as and when required to meet ADB’s obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The “paid-in” share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $29 million ($39 million – 31 December 2022).

As of 30 September 2023, the value of the SDR in terms of the US dollar was $1.314980 ($1.330840 – 31 December 2022) giving a value for each share of ADB’s capital equivalent to $13,149.80 ($13,308.40 – 31 December 2022).

Allocation of One-Time Income from Asset Transfer from ADF

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387.

Allocation of Net Income

In May 2023, the Board of Governors approved the following with respect to ADB’s 2022 net income of $2,138 million, after the appropriation of guarantee fees of $31 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $1,039 million representing adjustments for the net unrealized gains for the year ended 31 December 2022, be added to the cumulative revaluation adjustments (CRA) account; (ii) $716 million be allocated to the Ordinary Reserve; (iii) $292 million be allocated to the ADF; and (iv) $90 million be allocated to the Technical Assistance Special Fund (TASF).

In May 2022, the Board of Governors approved the following with respect to ADB’s 2021 net income of $693 million, after the appropriation of guarantee fees of $37 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $467 million representing adjustments for the net unrealized losses for the year ended 31 December 2021, be added from the CRA account; (ii) $778 million be allocated to the Ordinary Reserve; (iii) $292 million be allocated to the ADF; and (iv) $90 million be allocated to the TASF.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and postretirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB’s own credit spread.

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continued

The changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2023 and 2022 are as follows:

($ million)
		Unrealized Holding (Losses) Gains				Pension/	Accumulated
	Accumulated	Investments	Equity	Other Debt		Postretirement	Other
	Translation	for liquidity	investments —	Securities —		Liability	Comprehensive
	Adjustments	purpose[a]	Operations	Operations	Borrowings	Adjustments	Loss
Balance, 1 January 2023	$83	$(1,715)	$(12)	$(4)	$448	$395	$(805)
Other comprehensive (loss) income before reclassifications	(128)	(54)	(2)	(4)	(257)	–	(445)
Amounts reclassified from accumulated other comprehensive loss	–	39	–	–	–	(20)	19
Net current-period other comprehensive (loss) income	(128)	(15)	(2)	(4)	(257)	(20)	(426)
Balance, 30 September 2023	$(45)	$(1,730)	$(14)	$(8)	$191	$375	$(1,231)

a Includes securities transferred under repurchase agreements.

($ million)
		Unrealized Holding (Losses) Gains				Pension/	Accumulated
	Accumulated	Investments	Equity	Other Debt		Postretirement	Other
	Translation	for liquidity	investments —	Securities —		Liability	Comprehensive
	Adjustments	purpose[a]	Operations	Operations	Borrowings	Adjustments	Loss
Balance, 1 January 2022	$603	$94	$6	$4	$(471)	$(870)	$(634)
Other comprehensive (loss) income before reclassifications	(924)	(1,911)	(13)	(8)	242	–	(2,614)
Amounts reclassified from accumulated other comprehensive loss	–	(17)	–	–	–	60	43
Net current-period other comprehensive (loss) income	(924)	(1,928)	(13)	(8)	242	60	(2,571)
Balance, 30 September 2022	$(321)	$(1,834)	$(7)	$(4)	$(229)	$(810)	$(3,205)

a Includes securities transferred under repurchase agreements.

The reclassifications of Accumulated Other Comprehensive Loss to Net Income for the nine months ended 30 September 2023 and 2022 are presented below:

($ million)
Accumulated Other Comprehensive Loss	Amounts Reclassified from Accumulated Other Comprehensive Loss[a]		Affected Line Item in the Statement of
Components	2023	2022	Income and Expenses
Unrealized Holding (Losses) Gains Investments for liquidity purpose	$(39)	$17	NET REALIZED (LOSSES) GAINS
			From investments for liquidity purpose
Pension/Postretirement Liability Adjustments Actuarial losses	20	(60)	Administrative expenses
Total reclassifications for the period	$(19)	$(43)

a Amounts in parentheses indicate debits to net income.

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continued

NOTE N—INCOME AND EXPENSES

REVENUE from loan operations for the nine months ended 30 September 2023 was $5,526 million ($1,932 million – 2022). This comprises interest income totaling $5,498 million ($1,901 million – 2022), and commitment charges and other income2 totaling $28 million ($31 million – 2022). The average return on the loan portfolio for the nine months ended 30 September 2023 was 4.7% (1.8% – 2022).

REVENUE from investments for liquidity purpose for the nine months ended 30 September 2023 was $1,690 million ($650 million – 2022). This comprises interest income including interest earned for securities transferred under repurchase agreements, and securities purchased under resale arrangements. The annualized rate of return on the average investments held during the nine months ended 30 September 2023, excluding unrealized gains and losses on investments, was 4.2% (2.0% – 2022).

REVENUE from equity investment operations for the nine months ended 30 September 2023 amounted to $64 million ($28 million – 2022). This comprises gains from equity method investments totaling $55 million ($16 million – 2022), and $10 million dividends ($10 million – 2022), and equity investments related expenses totaling $1 million ($2 million income – 2022).

REVENUE from other debt securities for the nine months ended 30 September 2023 was $36 million ($28 million – 2022) consisting mostly of interest income.

REVENUE from other sources for the nine months ended 30 September 2023 was $51 million ($42 million – 2022). This included income received as administration fees for projects and/or programs totaling $18 million ($21 million – 2022), and other miscellaneous income of $33 million ($21 million – 2022).

Borrowings and related expenses for the nine months ended 30 September 2023 amounted to $5,756 million ($1,332 million – 2022). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 5.1% (1.0% – 2022).

Administrative expenses for the nine months ended 30 September 2023 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses for the nine months ended 30 September 2023 of $552 million ($640 million – 2022), $51 million ($72 million – 2022) was accordingly charged to the ADF.

For the nine months ended 30 September 2023, the net release of provision for credit losses amounted to $57 million ($6 million – 2022).

Net realized losses for the nine months ended 30 September 2023 was $11 million ($13 million gains – 2022). This included gains on sale of equity investments of $22 million ($53 million – 2022) and losses on sale of investments for liquidity purpose totaling $33 million ($42 million – 2022). Net realized gains for the nine months ended 30 September 2022 also include $1 million gains on sale of other debt securities and $1 million gain from early redemption of borrowings.

2 Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

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continued

The following table provides information on the net unrealized gains or losses included in income for the nine months ended 30 September 2023 and 2022:

($ million)
	2023	2022
Fair value changes from:
Borrowings and related derivatives	$(11)	$432
Investments related derivatives	(55)	166
Loans related derivatives	(252)	176
Equity investments	45	43
Reclassification of unrealized gains on divested equity investment	(9)	(57)
Translation adjustments of nonfunctional currencies	10	(7)
Total	$(272)	$753

NOTE O—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB’s financial instruments as of 30 September 2023 and 31 December 2022 are summarized below:

($ million)
	30 September 2023		31 December 2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

On-balance sheet financial instruments:
ASSETS:
Due from banks	$920	$920	$2,256	$2,256
Investments for liquidity purpose (Note C)	51,436	51,436	45,294	45,294
Securities transferred under repurchase agreements (Note C)	435	435	987	987
Securities purchased under resale arrangements (Note C)	941	941	98	98
Loans outstanding (Note E)	146,842	147,753	144,325	144,089
Equity investments — operations carried at fair value (Note G)	393	393	398	398
Other debt securities — operations (Note H)	590	595	622	632
Derivative assets - borrowings (Note I)	51,913	51,913	50,070	50,070
Derivative assets - investments for liquidity purpose (Note I)	25,809	25,809	25,323	25,323
Derivative assets - loans — operations (Note I)	16,826	16,826	18,043	18,043
Swap related and other collateral (Note I)	479	479	148	148
Future guarantee receivable (Note F)	210	210	167	167

LIABILITIES:
Borrowings (Note L)	140,417	140,494	131,571	131,685
Derivative liabilities - borrowings (Note I)	66,825	66,825	63,564	63,564
Derivative liabilities - investments for liquidity purpose (Note I)	22,940	22,940	24,212	24,212
Derivative liabilities - loans — operations (Note I)	13,417	13,417	15,189	15,189
Payable under securities repurchase agreements (Note D)	437	437	988	988
Swap related and other collateral (Note I)	479	479	148	148
Guarantee liability (Note F)	210	210	167	167

As of 30 September 2023 and 31 December 2022, ADB has no material assets or liabilities measured at FV on a non-recurring basis.

NOTE P—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2023 through 17 November 2023, the date these condensed financial statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $1,056 million in various currencies.

ADF-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED BALANCE SHEET
30 September 2023 and 31 December 2022

Expressed in Millions of US Dollars

	30 September		31 December
	(Unaudited)		(Audited)
ASSETS

DUE FROM BANKS		$2		$2

INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)
Government or government-related obligations	$3,516		$3,799
Time deposits	718		146
Corporate obligations	465	4,699	323	4,268

SECURITIES PURCHASED UNDER
RESALE ARRANGEMENTS		23		17

ACCRUED REVENUE		26		24

OTHER ASSETS (Note F)		245		355

TOTAL		$4,995		$4,666

LIABILITIES AND FUND BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds and other liabilities (Note E)		$18		$47
Advance payments on contributions (Note F)		105		119
Undisbursed grants (Note I)		3,215		3,332

Total Liabilities		3,338		3,498

FUND BALANCES (ADF-4)
Contributions received
Contributed resources (Note F)	$36,248		$35,929
Unamortized discount	(44)	36,204	(47)	35,882
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		3,618		3,325
		39,822		39,207
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(518)		(619)
Accumulated deficit
From assets transfer to OCR	(31,029)		(31,029)
From others	(4,827)	(35,856)	(4,605)	(35,634)
Accumulated other comprehensive loss (Note G)		(1,791)		(1,786)

Total Fund Balance		1,657		1,168

TOTAL		$4,995		$4,666

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Nine Months Ended 30 September 2023 and 2022

Expressed in Millions of US Dollars

	2023	2022

REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$89	$60

EXPENSES
Grants (Note I)	(257)	(535)
Administrative expenses (Notes E and H)	(51)	(72)
Amortization of discount on contributions	(3)	(2)
Others—net	0	(1)
TOTAL EXPENSES	(311)	(610)

NET REALIZED GAINS FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)	–	0

NET UNREALIZED GAINS	0	0

NET LOSS	$(222)	$(550)

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Nine Months Ended 30 September 2023 and 2022

Expressed in Millions of US Dollars

	2023	2022

NET LOSS (ADF-2)	$(222)	$(550)

Other comprehensive loss (Note G)
Unrealized investment holding losses on investments for liquidity purpose	(5)	(349)

COMPREHENSIVE LOSS	$(227)	$(899)

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-4

CONDENSED STATEMENT OF CHANGES IN FUND BALANCES—UNAUDITED
For the Nine Months Ended 30 September 2023 and 2022

Expressed in Millions of US Dollars

	2023	2022

Balance, 1 January	$1,168	$1,517
Comprehensive loss (ADF-3, Note G)	(227)	(899)
Contributions made available for operational commitment	319	280
Net amortization of discount on donor’s contribution	3	2
Demand obligations received	(254)	(264)
Encashment of demand obligations	356	463
Transfers from ordinary capital resources	292	292
Balance, 30 September	$1,657	$1,391

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-5

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2023 and 2022

Expressed in Millions of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received from investments for liquidity purpose	$88	$57
Interest received from securities purchased under resale arrangement	1	0
Administrative expenses paid	(64)	(72)
Grants disbursed	(296)	(554)

Net Cash Used in Operating Activities	(271)	(569)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	–	20
Maturities of investments for liquidity purpose	14,203	21,090
Purchases of investments for liquidity purpose	(14,632)	(21,303)
Receipts from securities purchased under resale arrangements	6,928	4,495
Payments for securities purchased under resale arrangements	(6,934)	(4,497)

Net Cash Used in Investing Activities	(435)	(195)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions received and encashed	413	474
Cash received from ordinary capital resources	292	292

Cash Provided by Financing Activities	705	766

Effect of Exchange Rate Changes on Due from Banks	1	(2)

Net Increase (Decrease) in Due from Banks	0	(0)

Due from Banks at Beginning of Period	2	2

Due from Banks at End of Period	$2	$2

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-6

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Nine Months Ended 30 September 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2023 and 2022 have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Replenishments

In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the Asian Development Fund (ADF 13) and the seventh regularized replenishment of Technical Assistance Special Fund (TASF).1 The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. As of 30 September 2023, ADB received all instruments of contributions from 32 donors totaling $2,361 million including qualified contributions amounting to $317 million. Donors agreed to allocate $517 million to TASF out of the total replenishment.2

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of ADF are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statement requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.

The US dollar is the functional and reporting currency for the purpose of presenting the financial position and the results of operations.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

[1]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.

[2]	US dollar equivalent based on exchange rates in Board of Governor’s Resolution No. 408.

ADF-6

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, 9 years for ADF X and ADF XI, and 11 years for ADF 13.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

Allowance for Credit Losses

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold or is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. A portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses. For certain financial assets, such as Due from Banks and Securities Purchased under Resale Arrangements, no expected loss is determined based on the credit quality.

ADF-6

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

Investment securities and time deposits are classified as available for sale and are reported at FV. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

The FV and amortized cost of investments for liquidity purpose as of 30 September 2023 and 31 December 2022 are as follows:

($ million)
	30 September 2023		31 December 2022
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$1,362	$1,374	$821	$829
Due after one year
through five years	2,843	3,044	2,787	2,977
Due after five years
through ten years	494	573	660	749
Total	$4,699	$4,991	$4,268	$4,555

Additional information relating to investments in government or government-related obligations and corporate obligations classified as available for sale are as follows:

($ million)
	30 September 2023	31 December 2022
As of
Amortized cost	$4,273	$4,408
Fair value	3,981	4,121
Gross unrealized gains	–	0
Gross unrealized losses	(292)	(287)

For the nine months ended 30 September	2023	2022
Change in net unrealized gains and losses from prior period	(5)	(349)
Proceeds from sales	–	20
Gross gain on sales	–	0
0 = less than $0.5 million.

ADF-6

continued

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2023, including securities purchased under resale arrangements, was 2.6% (1.8% – 2022) excluding unrealized gains and losses on investments, and 2.5% (-5.9% – 2022) including unrealized gains and losses on investments.

The table below provides a listing of investments that sustained unrealized losses as of 30 September 2023 and 31 December 2022. There were 206 government or government-related obligations (80 – 31 December 2022) and 16 corporate obligations (five – 31 December 2022) that have been in continuous losses for over one year.

($ million)

	One year or less		Over one year		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 30 September 2023

Government or government-related obligations	$241	$5	$3,275	$269	$3,516	$274
Corporate obligations	201	2	264	15	465	17
Total	$442	$7	$3,539	$284	$3,981	$291

As of 31 December 2022

Government or government-related obligations	$2,669	$124	$1,100	$146	$3,769	$270
Corporate obligations	244	8	65	9	309	17
Total	$2,913	$132	$1,165	$155	$4,078	$287

As of 30 September 2023, ADB had the intent and ability to hold the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2023 and 31 December 2022 are as follows:

($ million)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2023
Investments for liquidity purpose
Government or government-related obligations	$3,516	$3,384	$132	$–
Time deposits	718	–	718	–
Corporate obligations	465	465	–	–
Securities purchased under resale arrangements	23	–	23	–
Total at fair value	$4,722	$3,849	$873	$–

ADF-6

continued

($ million)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 December 2022
Investments for liquidity purpose
Government or government-related obligations	$3,799	$3,659	$139	$–
Time deposits	146	–	146	–
Corporate obligations	323	323	–	–
Securities purchased under resale arrangements	17	–	17	–
Total at fair value	$4,285	$3,982	$303	$–

Note: Numbers may not sum precisely because of rounding.

If available, active market quotes are used to measure fair values of investment securities and related financial assets. Otherwise, they are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

NOTE D—GUARANTEES

ADB provides guarantees under the Private Sector Window (PSW) of the ADF. Such guarantees include credit guarantees where certain principal is covered. As of 30 September 2023, the guarantees have a maximum potential exposure of $5 million ($5 million – 31 December 2022) and an outstanding amount of $4 million ($4 million – 31 December 2022). The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

NOTE E—RELATED PARTY TRANSACTIONS AND OTHER LIABILITIES

Included in Payable to related funds and other liabilities as of 30 September 2023 is the net amount of $17 million ($29 million – 31 December 2022) payable to ordinary capital resources (OCR). There was no payable to TASF ($16 million – 31 December 2022).

The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement (see Note H) while the payable to TASF represents specific portion of installment payments received from donors for ADF 13 that were allocated to the TASF.

As of 30 September 2023, ADF guarantees to OCR under the PSW had a maximum potential exposure of $5 million ($5 million – 31 December 2022).

NOTE F—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

As of 30 September 2023, a total of $1,917 million was committed and acknowledged for ADF 13, of which $1,124 million was made available for operational commitment, and recorded in Contributed Resources.

ADF-6

continued

Advance payments on contributions received from donors as of 30 September 2023 totaled $105 million ($119 million – 31 December 2022) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $44 million ($50 million – 31 December 2022) were received in cash, while the remaining $61 million ($69 million – 31 December 2022) were received in demand obligations and reported under OTHER ASSETS.

NOTE G—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Loss has two major components: net loss (ADF-2) and other comprehensive (loss) income (ADF-3). Other comprehensive (loss) income includes unrealized gains and losses on available for sale securities.

The following table presents the changes in Accumulated other comprehensive loss balances for the nine months ended 30 September 2023 and 2022:

($ million)

	Accumulated other
	comprehensive loss
	2023	2022

Balance, 1 January	$(1,786)	$(1,454)
Unrealized Holding Losses on Investments for Liquidity Purpose
Other comprehensive gains (losses) before reclassification	(5)	(349)
Amounts reclassified from accumulated other comprehensive loss	–	(0)
Net current-period other comprehensive loss	(5)	(349)
Balance, 30 September	$(1,791)	$(1,803)

0 = less than $0.5 million.

The reclassifications of Accumulated other comprehensive loss to Income and Expenses for the nine months ended 30 September 2023 and 2022 are presented below:

($ million)

	Amounts Reclassified
Accumulated other	from Accumulated other
comprehensive loss	comprehensive loss		Affected Line Item in the Condensed
components	2023	2022	Statement of Income and Expenses
Unrealized Holding Losses			NET REALIZED GAINS FROM
on Investments for Liquidity Purpose	–	0	INVESTMENTS FOR LIQUIDITY
			PURPOSE

0 = less than $0.5 million.

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.

ADF-6

continued

NOTE I—GRANTS AND UNDISBURSED GRANTS

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. During the period, 22 grants (16 grants – 2022) became effective resulting in a total Grants expense of $257 million ($535 million – 2022), net of $4 million ($17 million – 2022) undisbursed grants that were reversed as reduction in grant expenses.

The FV of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2023 through 17 November 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the ADF’s condensed financial statements.

TASF-1

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION

30 September 2023 and 31 December 2022

Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)
ASSETS

DUE FROM BANKS (Note H)		$6,438		$8,276

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C and H)
Government or government-related obligations	$446,850		$478,838
Time deposits	285,636		162,750
Corporate obligations	67,000	799,486	56,968	698,556

ACCRUED REVENUE		3,802		3,410

DUE FROM CONTRIBUTORS (Note F)		176,912		256,463

ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)		8,141		23,258

TOTAL		$994,779		$989,963

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)
Payable to related funds (Note D)	$25		$285
Deferred credits (Note E)	977	$1,002	–	$285

UNDISBURSED TECHNICAL ASSISTANCE (Note E)		652,759		704,646

TOTAL LIABILITIES		653,761		704,931

UNCOMMITTED BALANCES (TASF-2), represented by:
Net assets without donor restrictions		341,018		285,032

TOTAL		$994,779		$989,963

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-2

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$128,847	$90,368

REVENUE
From investments for liquidity purpose—net (Note C)	20,421	(26,545)
From other sources (Notes D)	8,397	6,435

Total	157,665	70,258

EXPENSES
Technical assistance—net (Notes E and G)	(82,309)	(64,427)
Administrative expenses (Note D)	(6,710)	(5,052)
Financial expenses	(39)	(35)

Total	(89,058)	(69,514)

CONTRIBUTIONS AND REVENUE
IN EXCESS OF EXPENSES	68,607	744

EXCHANGE LOSSES—net	(12,621)	(51,565)

INCREASE (DECREASE) IN NET ASSETS	55,986	(50,821)

NET ASSETS AT BEGINNING OF PERIOD	285,032	464,467

NET ASSETS AT END OF PERIOD	$341,018	$413,646

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-3

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$213,078	$195,158
Interest received on investments for liquidity purpose	18,947	5,244
Net cash received from other activities	1,688	1,382
Technical assistance disbursed	(135,664)	(102,165)
Financial expenses paid	(39)	(35)

Net Cash Provided by Operating Activities	98,010	99,584

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	2,537,382	4,046,390
Purchases of investments for liquidity purpose	(2,637,230)	(4,145,420)

Net Cash Used in Investing Activities	(99,848)	(99,030)

Effect of Exchange Rate Changes on Due from Banks	(0)	(5)

Net (Decrease) Increase in Due from Banks	(1,838)	549

Due from Banks at Beginning of Period	8,276	8,317

Due from Banks at End of Period	$6,438	$8,866

0 is less than $500.

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-4

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Nine Months Ended 30 September 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Replenishments

In November 2020, the Board of Governors adopted a resolution providing for the 12th replenishment of the Asian Development Fund and the seventh regularized replenishment of the Technical Assistance Special Fund (ADF 13).1 The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. Donors agreed to allocate $517 million to TASF out of the total replenishment. As of 30 September 2023, TASF received contribution commitments from 32 donors totaling $517 million, or 100% of the total commitment.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

[1]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.

TASF-4

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held by TASF are reported at FV. Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose. During the nine months ended 30 September 2023, REVENUE From investments for liquidity purpose of $20,421,000 (-$26,545,000 – 2022) included income from securities, time deposits and corporate obligations of $18,960,000 ($6,021,000 – 2022), and unrealized investment holding gains of $1,461,000 ($32,566,000 losses – 2022).

The annualized rate of return on the average investments held during the nine months ended 30 September 2023, based on the portfolio held at the beginning and end of each month, was 3.7% (-3.6% – 2022).

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets by contractual maturity as of 30 September 2023 and 31 December 2022 are as follows:

($ thousand)
	30 September 2023			31 December 2022
Investments for liquidity
purpose	0-1 year	> 1 year	Total	0-1 year	> 1 year	Total

Government or government-
related obligations	$172,052	$274,798	$446,850	$121,112	$357,726	$478,838

Time deposits	285,636	–	285,636	162,750	–	162,750

Corporate obligations	–	67,000	67,000	–	56,968	56,968

Total at fair value	$457,688	$341,798	$799,486	$283,862	$414,694	$698,556

TASF-4

Continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2023 and 31 December 2022 are as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2023
Investments for liquidity
purpose

Government or government-
related obligations	$446,850	$377,955	$68,895	$–

Time deposits	285,636	–	285,636	–

Corporate obligations	67,000	67,000	–	–

Total at fair value	$799,486	$444,955	$354,531	$–

31 December 2022
Investments for liquidity
purpose

Government or government-
related obligations	$478,838	$428,871	$49,967	$–

Time deposits	162,750	–	162,750	–

Corporate obligations	56,968	56,968	–	–

Total at fair value	$698,556	$485,839	$212,717	$–

If available, investments are fair valued based on active market quotes. These include government or government-related obligations. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the four most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and program activities may be cofinanced by ADB’s other special funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to TASF for administering Technical Assistance (TA) which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TA projects to be 5% of amounts disbursed for TA projects. For the nine months ended 30 September 2023, the calculated service fee was $6,710,000 ($5,052,000 – 2022) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.

TASF-4

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)

	30 September 2023	31 December 2022
Receivable from:
Ordinary capital resources—net	$1,552	$–
Asian Development Fund	–	16,287
Regional Cooperation and Integration Fund—net	50	66
Climate Change Fund—net	127	170
Financial Sector Development Partnership Special Fund	8	–
Trust Funds—net	989	1,788
Total	$2,726	$18,311

Payable to:
Ordinary capital resources—net	$–	$238

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. During the nine months ended 30 September 2023, 46 TA projects and 50 supplementary TA (46 TA projects and 59 supplementary TA – 2022) became effective resulting in a total TA expense of $82,309,000 ($64,427,000 – 2022), net of $12,332,000 ($15,603,000 – 2022) undisbursed TA that were reversed as a reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA not yet disbursed and unliquidated.

NOTE F—CONTRIBUTIONS

During the nine months ended 30 September 2023, TASF received total contributions of $128,847,000 ($90,368,000 – 2022) comprising of $38,847,000 in additional contributions from ADF 13 and $ 90,000,000 from OCR’s 2022 net income allocation. During the period, TASF received cash and promissory notes from ADF replenishments comprising of the following:

($ thousand)

	30 September 2023	30 September 2022

Regularized Replenishments
ADF 13	$115,707	$116,632
ADF 12	4,930	9,749
ADF IX	59	–
Total	$120,696	$126,381

TASF-4

continued

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousand)

	30 September 2023	31 December 2022

Direct Voluntary	$70	$70

Regularized Replenishments
ADF 13	$153,342	$227,846
ADF 12	–	4,930
ADF X	19,394	19,437
ADF IX	4,106	4,180
	176,842	256,393

Total	$176,912	$256,463

NOTE G—TECHNICAL ASSISTANCE EXPENSES

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the period. The details of TA expenses for the nine months ended 30 September 2023 and 2022 are as follows:

($ thousand)

	2023	2022
Consultants	$74,718	$64,141
Trainings and seminars	9,161	6,564
Studies	2,906	1,843
Equipment	1,331	560
Other expenses—net[a]	(5,807)	(8,681)
Total	$82,309	$64,427

[a]	Net of undisbursed commitment balances that were reversed as a reduction in TA expenses. (See Note E).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short- term obligations. As part of TASF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, TASF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2023, TASF has liquidity of $464,126,000 ($292,138,000 – 31 December 2022) consisting of DUE FROM BANKS of $6,438,000 ($8,276,000 – 31 December 2022), and INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $285,636,000 ($162,750,000 – 31 December 2022), Government or government-related obligations of $172,052,000 ($121,112,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2023 through 17 November 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the TASF’s condensed financial statements as of 30 September 2023.

          JSF-1

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

CONDENSED STATEMENT OF FINANCIAL POSITION

30 September 2023 and 31 December 2022

Expressed in Thousands of US Dollars

	30 September	31 December
	(Unaudited)	(Audited)
ASSETS

DUE FROM BANKS (Note G)	$5,110	$5,144

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)
Time deposits	113,232	108,922

ACCRUED REVENUE	17	117

TOTAL	$118,359	$114,183

LIABILITIES AND NET ASSETS

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$5	$14

UNDISBURSED TECHNICAL ASSISTANCE (Note E)	5,835	4,000

TOTAL LIABILITIES	5,840	4,014

UNCOMMITTED BALANCES (JSF-2), represented by:
Net assets without donor restrictions	112,519	110,169

TOTAL	$118,359	$114,183

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-2

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	$4,209	$877
From other sources	184	35

Total	4,393	912

EXPENSES
Technical assistance (Notes E and F)	(2,000)	–
Administrative expenses (Note F)	(43)	(43)

Total	(2,043)	(43)

REVENUE IN EXCESS OF EXPENSES	2,350	869

EXCHANGE LOSSES—net	(0)	–

INCREASE IN NET ASSETS	2,350	869

NET ASSETS AT BEGINNING OF PERIOD	110,169	112,246

NET ASSETS AT END OF PERIOD	$112,519	$113,115

0 = Less than $500.

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

          JSF-3

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$4,309	$886
Net cash received from other sources	184	35
Technical assistance disbursed	(165)	–
Administrative expenses paid	(52)	(62)

Net Cash Provided by Operating Activities	4,276	859

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	4,218,021	4,186,129
Purchases of investments for liquidity purpose	(4,222,331)	(4,187,015)

Net Cash Used in Investing Activities	(4,310)	(886)

Effect of Exchange Rate Changes on Due from Banks	(0)	–

Net Decrease in Due From Banks	(34)	(27)

Due from Banks at Beginning of Period	5,144	5,150

Due from Banks at End of Period	$5,110	$5,123

0 = Less than $500.

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-4

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Nine Months Ended 30 September 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations and as net assets with and without donor restrictions. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Japan Special Fund (JSF), representing the currency of the primary economic operating environment. The JSF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the JSF without conditions other than for the purposes of pursuing the objectives of the JSF.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

JSF-4

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

The annualized rates of return on the average investments for liquidity purpose held during the nine months ended 30 September 2023, based on the portfolio held at the beginning and end of each month, was 5.1% (1.1% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2023 and 31 December 2022 is as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2023
Investments for liquidity purpose Time deposits	$113,232	$–	$113,232	$–

31 December 2022
Investments for liquidity purpose Time deposits	$108,922	$–	$108,922	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds.

As of 30 September 2023, $5,000 ($5,000 – 31 December 2022) was payable by JSF to OCR which is included in the ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. For the nine months ended 30 September 2023, one TA project (nil – 2022) became effective resulting in a total TA expense of $2,000,000 (nil – 2022).

The FV of undisbursed TA commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

JSF-4

continued

NOTE F—EXPENSES

Technical assistance

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the year. The details of TA expenses for the nine months ended 30 September 2023 and 2022 are as follows:

($ thousand)

	2023	2022
Consultants	$1,626	$–
Trainings and seminars	250	–
Other expenses	124	–
Total	$2,000	$–

Administrative expenses

Administrative expenses include salaries and benefits, which are incurred for management and general supporting activities. For the nine months ended 30 September 2023, salaries and benefits amounted to $43,000 ($43,000 – 2022).

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, JSF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2023, the JSF has liquidity of $118,342,000 ($114,066,000 – 31 December 2022) consisting of DUE FROM BANKS of $5,110,000 ($5,144,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $113,232,000 ($108,922,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2023 through 17 November 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the JSF’s condensed financial statements as of 30 September 2023.

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

CONDENSED STATEMENT OF FINANCIAL POSITION

30 September 2023 and 31 December 2022

Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)
ASSETS

DUE FROM BANKS (Note I)		$15,714		$15,402

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and I)
Time deposits		9,592		11,113

PROPERTY, FURNITURE, AND EQUIPMENT (Note D)		4,990		648
Property, Furniture, and Equipment	$7,003		$2,926
Less—allowance for depreciation	2,013		2,278

DUE FROM CONTRIBUTORS (Note F)		500		5,072

LONG-TERM GUARANTEE DEPOSITS (Note E)		953		1,086

OTHER ASSETS (Note G)		1,288		80

TOTAL		$33,037		$33,401

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accrued pension and postretirement medical benefit costs	$4,091		$4,152
Asset reinstatement obligations (Note E)	724		825
Lease liability (Note E)	4,762		374
Others (Note H)	1,165	$10,742	1,418	$6,769

UNCOMMITTED BALANCES (ADBI-2), represented by:
Net assets without donor restrictions	20,996		26,342
Net assets with donor restrictions (Note G)	1,299	22,295	290	26,632

TOTAL		$33,037		$33,401

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$6,948	$6,769

REVENUE
From rental (Note G)	192	210
From investments for liquidity purpose (Note C)	403	89
From other sources—net (Notes G and H)	598	515

NET ASSETS RELEASED FROM ASSETS WITH DONOR RESTRICTIONS	233	260

Total	8,374	7,843

EXPENSES
Administrative expenses (Notes G and H)	(6,173)	(6,054)
Program expenses (Note G)	(5,466)	(3,216)

Total	(11,639)	(9,270)

CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(3,265)	(1,427)

EXCHANGE LOSSES—net	(1,680)	(2,137)

TRANSLATION ADJUSTMENTS	(401)	(1,201)

DECREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	(5,346)	(4,765)

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

REVENUE FROM OTHER SOURCES (Note G)	1,242	–

NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS	(233)	(260)

INCREASE (DECREASE) IN NET ASSETS WITH DONOR RESTRICTIONS	1,009	(260)

DECREASE IN NET ASSETS	(4,337)	(5,025)

NET ASSETS AT BEGINNING OF PERIOD	26,632	26,238

NET ASSETS AT END OF PERIOD	$22,295	$21,213

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$11,580	$12,489
Interest received on investments for liquidity purpose	381	90
Expenses paid	(11,870)	(9,215)
Others—net	(871)	(1,413)

Net Cash (Used in) Provided by Operating Activities	(780)	1,951

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	310,428	427,078
Purchases of investments for liquidity purpose	(308,907)	(427,168)

Net Cash Provided by (Used in) Investing Activities	1,521	(90)

Effect of Exchange Rate Changes on Due from Banks	(429)	(1,205)

Net Increase in Due From Banks	312	656

Due From Banks at Beginning of Period	15,402	17,034

Due From Banks at End of Period	$15,714	$17,690

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-4

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Nine Months Ended 30 September 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is yen, representing the currency of primary economic operating environment of the Institute. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

The Institute reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

The Institute reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

ADBI-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In November 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2021-09, “Leases (Topic 842) – Discount Rate for Lessees That Are Not Public Business Entities”, which provides lessees that are not public business entities to make the risk-free rate election by class of underlying asset, rather than at the entity-wide level. The amendment took effect on 1 January 2022 but did not have an impact on ADBI’s financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rates of return on the average investments for liquidity purpose held during the nine months ended 30 September 2023, based on the portfolio held at the beginning and end of each month, was 5.1% (1.1% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2023 and 31 December 2022 is as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2023
Investments for liquidity purpose
Time deposits	$9,592	$—	$9,592	$—

31 December 2022
Investments for liquidity purpose
Time deposits	$11,113	$—	$11,113	$—

Time deposits are reported at cost, which approximates FV.

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

As of 30 September 2023, property, furniture, and equipment totaled $4,990,000 ($648,000 – 31 December 2022), which consist of $63,000 for office furniture, fixtures, and equipment ($87,000 – 31 December 2022), and $4,927,000 for right-of-use asset relating to the Institute’s office lease ($561,000 – 31 December 2022). Additional information on right-of-use asset is provided in Note E.

ADBI-4

continued

NOTE E—LEASE

Right-of-use asset and Lease liability

The Institute’s right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating lease for the nine months ended 30 September 2023 amounted to $1,624,000 ($1,774,000 – 2022). As of 30 September 2023, the right-of-use asset of $4,927,000 ($561,000 – 31 December 2022), which included prepaid rent of $164,000 ($187,000 – 31 December 2022), was presented as part of PROPERTY, FURNITURE, AND EQUIPMENT. The lease liability of $4,762,000 as of 30 September 2023 ($374,000 – 31 December 2022) was presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

The Institute’s lease agreement for its office space was renewed until 31 March 2026. The Institute’s sublease agreement for a part of its office space was also renewed accordingly. The sublease has been classified as an operating lease. Additional information on the sublease is provided in Note G.

Long-term guarantee deposits

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2023. As of 30 September 2023, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute’s Statement of Financial Position amounted to $953,000 ($1,086,000 – 31 December 2022).

Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. As of 30 September 2023, asset reinstatement obligations amounted to $724,000 ($825,000 – 31 December 2022) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB’s member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets at date of commitment.

Contributions committed and received during the nine months ended 30 September 2023 and 2022 are as follows:

(in thousands)

	Amount of commitment
			Commitment
Donor	LC	USD[a]	date	Receipt date
Government of Japan
42nd contribution	¥743,070	$5,523	April 2023	May 2023
41st contribution	¥665,009	$5,072	December 2022	January 2023
40th contribution	¥665,009	$4,869	June 2022	June 2022
39th contribution	¥652,742	$5,672	December 2021	January 2022
Government of Republic of Korea
3rd installment of the 5th contribution		$925	May 2023	May 2023
2nd installment of the 5th contribution		$950	September 2022	September 2022
1st installment of the 5th contribution		$950	April 2022	May 2022
Government of Malaysia
3 installments of the 1st contribution		$500	July 2023

LC = local currency, USD = US dollar.

a The USD equivalent of Japan’s contributions is valued at exchange rate at date of commitment.

ADBI-4

continued

NOTE G—REVENUE AND EXPENSES

Revenue from rental

Revenue from rental totaled $192,000 for the nine months ended 30 September 2023 ($210,000 – 2022). This pertains to the sublease rental income received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm’s length. See Note H.

Revenue from other sources

Revenue from other sources include service fees to OCR (See Note H), fees from honorariums, publication royalties, and grants from private donors.

Grants received from private donors for a specific purpose or program are classified as support with donor restrictions. During the nine months ended 30 September 2023, grants totaling $1,242,000 were committed (nil―2022) and are included in OTHER ASSETS and REVENUE FROM OTHER SOURCES. The net assets with donor restrictions including net accumulated interest income amounted to $1,299,000 as of 30 September 2023 ($290,000 – 31 December 2022) and are all restricted for the non-sewered sanitation program expenses.

Net assets released to assets without donor restrictions relate to non-sewered sanitation program expenses of $233,000 during the nine months 30 September 2023 ($260,000 – 2022) which have satisfied the conditions specified by the donor.

Administrative expenses

Administrative expenses include salaries and benefits, office and occupancy, external services, travel, and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the nine months ended 30 September 2023 and 2022:

($ thousand)

	2023	2022
Salaries and benefits	$3,293	$3,382
Office and occupancy[a]	2,089	2,193
External services	480	350
Travel	281	109
Other expenses	30	20
Total Administrative Expenses	$6,173	$6,054

a Includes operating lease expense (Note E).

Program expenses

Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute.

ADBI-4

continued

The following table summarizes program expenses for the nine months ended 30 September 2023 and 2022:

($ thousand)

	2023	2022
Trainings and seminars	$4,661	$2,691
Consultants	805	525
Total Program Expenses	$5,466	$3,216

NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan and Post-Retirement Group Medical Insurance Plan. The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute’s liquid assets. For the nine months ended 30 September 2023, the calculated service fee was $20,000 ($22,000 – 2022) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

The Institute is a lessor in a sublease agreement with the Japan Representative Office of ADB. For the nine months ended 30 September 2023, the revenue from the sublease rental amounted to $192,000 ($210,000 – 2022). See Note G.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $289,000 at 30 September 2023 ($589,000 – 31 December 2022). The payable resulted from transactions in the normal course of business.

NOTE I—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, the Institute invests cash in excess of daily requirements in short-term investments.

As of 30 September 2023, the Institute has liquidity of $25,306,000 ($26,515,000 – 31 December 2022) consisting of DUE FROM BANKS of $15,714,000 ($15,402,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $9,592,000 ($11,113,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note G for discussions relating to donor restrictions on the Institute’s uncommitted balance.

NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 September 2023 through 17 November 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Institute’s condensed financial statements as of 30 September 2023.

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

CONDENSED STATEMENT OF FINANCIAL POSITION

30 September 2023 and 31 December 2022

Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS

DUE FROM BANKS (Note G)	$1,971	$2,423

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)
Time deposits	24,070	31,473

ACCRUED REVENUE	4	34

ADVANCES FOR TECHNICAL ASSISTANCE
AND OTHER ASSETS (NOTE D)	264	121

TOTAL	$26,309	$34,051

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$182	$146

UNDISBURSED TECHNICAL ASSISTANCE (Note E)	22,913	30,126

TOTAL LIABILITIES	23,095	30,272

UNCOMMITTED BALANCES (RCIF-2), represented by:
Net assets without donor restrictions	3,214	3,779

TOTAL	$26,309	$34,051

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-2

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	1,067	281

EXPENSES
Technical assistance—net (Notes E and F)	(1,208)	(3,949)
Administrative and financial expenses (Notes D and F)	(423)	(144)
Total	(1,631)	(4,093)

REVENUE LESS THAN EXPENSES	(564)	(3,812)

EXCHANGE LOSSES—net	(1)	(0)

DECREASE IN NET ASSETS	(565)	(3,812)

NET ASSETS AT BEGINNING OF PERIOD	3,779	12,098

NET ASSETS AT END OF PERIOD	$3,214	$8,286

0 = Less than $500.

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-3

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	1,097	284
Technical assistance disbursed	(8,524)	(2,926)
Administrative and financial expenses paid	(428)	(164)

Net Cash Used in Operating Activities	(7,855)	(2,806)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,075,781	1,367,402
Purchases of investments for liquidity purpose	(1,068,378)	(1,364,686)

Net Cash Provided by Investing Activities	7,403	2,716

Net Decrease in Due From Banks	(452)	(90)

Due from Banks at Beginning of Period	2,423	2,623

Due from Banks at End of Period	$1,971	$2,533

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-4

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Nine Months Ended 30 September 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

RCIF-4

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2023, based on the portfolio held at the beginning and end of each month, was 5.0% (1.1% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2023 and 31 December 2022 is as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2023
Investments for liquidity purpose
Time deposits	$24,070	$—	$24,070	$—

31 December 2022
Investments for liquidity purpose
Time deposits	$31,473	$—	$31,473	$—

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note F for service fees during the nine months ended 30 September 2023 and 2022.

RCIF-4

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2023 and 31 December 2022 are as follows:

($ thousand)

	30 September 2023	31 December 2022
Receivable from:
Trust Funds	23	—
Total	$23	$—

Payable to:
Ordinary capital resources—net	$130	$51
Technical Assistance Special Fund—net	50	66
Trust Funds	2	19
Total	$182	$136

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical assistance (TA) is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the nine months ended 30 September 2023, two TA projects and no supplementary TA (four TA projects and four supplementary TA – 2022) became effective resulting in a total TA expense of $1,208,000 ($3,949,000 – 2022), net of $517,000 ($991,000 – 2022) undisbursed TA that were reversed as reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated.

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the nine months ended 30 September 2023 and 2022 are as follows:

($ thousand)

	2023	2022
Consultants	$1,641	$3,259
Trainings and seminars	68	1,262
Studies	–	12
Other expenses—net[a]	(501)	(584)
Total	$1,208	$3,949

a Net of amounts reversed as reduction in TA expenses (See Note E).

RCIF-4

continued

Administrative and financial expenses

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. The table below summarizes administrative and financial expenses for the nine months ended 30 September 2023 and 2022:

($ thousand)

	2023	2022
Service fees to OCR (Note D)	$421	$143
Financial expenses	2	1
Total	$423	$144

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, RCIF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2023, the RCIF has liquidity of $26,041,000 ($33,896,000 – 31 December 2022) consisting of DUE FROM BANKS of $1,971,000 ($2,423,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $24,070,000 ($31,473,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2023 through 17 November 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF’s condensed financial statements as of 30 September 2023.

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

CONDENSED STATEMENT OF FINANCIAL POSITION

30 September 2023 and 31 December 2022

Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)

ASSETS

DUE FROM BANKS (Note G)	$2,333	$2,817

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)
Time deposits	30,316	34,046

ACCRUED REVENUE	5	37

ADVANCES FOR TECHNICAL ASSISTANCE
AND OTHER ASSETS (Note D)	36	82

TOTAL	$32,690	$36,982

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$219	$302

UNDISBURSED TECHNICAL ASSISTANCE (Note E)	17,193	21,301

TOTAL LIABILITIES	17,412	21,603

UNCOMMITTED BALANCES (CCF-2), represented by:
Net assets without donor restrictions	15,278	15,379

TOTAL	$32,690	$36,982

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-2

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	1,238	300
From other sources	81	11
Total	1,319	311

EXPENSES
Technical assistance (Notes E and F)	(520)	763
Administrative expenses and financial expenses (Notes D and F)	(900)	(799)
Total	(1,420)	(36)

REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(101)	275

EXCHANGE LOSSES—net	(0)	(1)

(DECREASE) INCREASE IN NET ASSETS	(101)	274

NET ASSETS AT BEGINNING OF PERIOD	15,379	19,718

NET ASSETS AT END OF PERIOD	$15,278	$19,992

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-3

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	1,270	303
Cash received from other activities	81	11
Technical assistance and grants disbursed	(4,623)	(2,127)
Administrative expenses paid	(942)	(813)

Net Cash Used in Operating Activities	(4,214)	(2,626)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,244,085	1,459,826
Purchases of investments for liquidity purpose	(1,240,355)	(1,457,129)

Net Cash Provided by Investing Activities	3,730	2,697

Net (Decrease) Increase in Due From Banks	(484)	71

Due from Banks at Beginning of Period	2,817	2,379

Due from Banks at End of Period	$2,333	$2,450

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-4

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Nine Months Ended 30 September 2023 and 2022
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

CCF-4

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2023, based on the portfolio held at the beginning and end of each month, was 5.1% (1.1% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2023 and 31 December 2022 is as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2023
Investments for liquidity purpose
Time deposits	$30,316	$–	$30,316	$–

31 December 2022
Investments for liquidity purpose
Time deposits	$34,046	$–	$34,046	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note F for service fees during the nine months ended 30 September 2023 and 2022.

CCF-4

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2023 and 31 December 2022 are as follows:

($ thousand)

	30 September 2023	31 December 2022
Receivable from:
Trust Funds	$0	$1

Payable to:
Ordinary capital resources—net	$92	$123
Technical Assistance Special Fund—net	127	170
Trust Funds	0	–
Total	$219	$293

0 = Less than $500.

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical assistance (TA) are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the nine months ended 30 September 2023, two supplementary TA totaling $897,000 (one TA amounting to $150,000 – 2022) became effective, and $377,000 of undisbursed TA were reversed as a reduction in TA expense ($913,000 – 2022)

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated.

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the nine months ended 30 September 2023 and 2022 is as follows:

($ thousand)

	2023	2022
Consultants	$703	$143
Trainings and seminars	137	–
Other expenses–net[a]	(320)	(906)
Total	$520	$(763)

a Includes undisbursed TA reversed as reduction in TA expense. (See Note E).

CCF-4

continued

Administrative expenses

Administrative expenses include consultants and service fees to OCR, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the nine months ended 30 September 2023 and 2022:

($ thousand)

	2023	2022
Consultants	$668	$695
Service fees to OCR (Note D)	231	103
Financial expenses	1	1
Total	$900	$799

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short- term obligations. As part of CCF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, CCF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2023, the CCF has liquidity of $32,649,000 ($36,863,000 – 31 December 2022) consisting of DUE FROM BANKS of $2,333,000 ($2,817,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $30,316,000 ( $34,046,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2023 through 17 November 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF’s condensed financial statements as of 30 September 2023.

APDRF-1

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

CONDENSED STATEMENT OF FINANCIAL POSITION

30 September 2023 and 31 December 2022

Expressed in Thousands of US Dollars

	30 September		31 December
	(Unaudited)		(Audited)
ASSETS

DUE FROM BANKS (Note H)		$12,185		$14,526

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)
Time deposits		36,491		34,156

ACCRUED REVENUE		6		37

ADVANCES FOR GRANTS AND OTHER ASSETS (Notes D and E)		3,009		13,151

TOTAL		$51,691		$61,870

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)		$–		$20

UNDISBURSED GRANTS (Note E)		1,711		13,163

TOTAL LIABILITIES		1,711		13,183

UNCOMMITTED BALANCES (APDRF-2, Note F), represented by:
Net assets without donor restrictions	$22,741		$21,457
Net assets with donor restrictions	27,239	49,980	27,230	48,687

TOTAL		$51,691		$61,870

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	$1,303	$294
From other sources	83	9

NET ASSETS RELEASED FROM
ASSETS WITH DONOR RESTRICTIONS (Note F)	(9)	858

Total	1,377	1,161

EXPENSES
Grants—net (Note E)	(988)	(6,352)
Administrative expenses (Notes D and G)	895	(1,269)

Total	(93)	(7,621)

REVENUE IN EXCESS OF (LESS THAN) EXPENSES	1,284	(6,460)

EXCHANGE GAINS—net	–	5

INCREASE (DECREASE) IN NET ASSETS
WITHOUT DONOR RESTRICTIONS	1,284	(6,455)

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

NET ASSETS RELEASED TO
ASSETS WITHOUT DONOR RESTRICTIONS (Note F)	9	(858)

INCREASE (DECREASE) IN NET ASSETS
WITH DONOR RESTRICTIONS	9	(858)

INCREASE (DECREASE) IN NET ASSETS	1,293	(7,313)

NET ASSETS AT BEGINNING OF PERIOD	48,687	55,681

NET ASSETS AT END OF PERIOD	$49,980	$48,368

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-3

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$1,334	$297
Cash received from other sources	83	9
Grants disbursed	(998)	(3,346)
Administrative expenses paid	(425)	(1,288)

Net Cash Used in Operating Activities	(6)	(4,328)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,306,633	1,435,203
Purchases of investments for liquidity purpose	(1,308,968)	(1,427,500)

Net Cash (Used in) Provided by Investing Activities	(2,335)	7,703

Net (Decrease) Increase in Due From Banks	(2,341)	3,375

Due from Banks at Beginning of Period	14,526	14,170

Due from Banks at End of Period	$12,185	$17,545

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-4

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Nine Months Ended 30 September 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

The APDRF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the APDRF without conditions other than for the purposes of pursuing the objectives of the APDRF.

The APDRF reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

APDRF-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2023, based on the portfolio held at the beginning and end of each month, was 5.0% (1.1% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2023 and 31 December 2022 is as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2023
Investments for liquidity purpose
Time deposits	$36,490	$–	$36,490	$–

31 December 2022
Investments for liquidity purpose
Time deposits	$34,156	$–	$34,156	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently set at 2% of the amount disbursed for grant components of investment projects. See Note G for service fees during the nine months ended 30 September 2023 and 2022.

As of 30 September 2023, $1,300,000 was net receivable from OCR which is included in ADVANCES FOR GRANTS AND OTHER ASSETS ($10,000 – 31 December 2022 Payable to OCR included in ACCOUNTS PAYABLE AND OTHER LIABILITIES).

APDRF-4

continued

NOTE E—GRANTS AND RELATED UNDISBURSED GRANTS

Grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a grant, the corresponding undisbursed committed balance, if any, is reversed as reduction in Grants expense. During the nine months ended 30 September 2023, one grant (four grants – 2022) became effective resulting in a total Grants expense of $988,000 ($6,352,000 – 2022), net of $12,000 ($178,000 – 2022) undisbursed grants that were reversed as reduction in Grants expense. There were no Grants expense ($858,000 – 2022) which relates to ADB’s coronavirus disease (COVID-19) response during the period.

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. The undisbursed grants of $1,711,000 as of 30 September 2023 ($13,163,000 – 31 December 2022) includes $1,709,000 ($13,151,000 – 31 December 2022) advances for grants.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

Contributions received for specific purpose or grant programs are classified as support with donor restrictions. In May 2020, the Government of Japan (GoJ) contributed $75 million―valid for 2 years―to APDRF which was earmarked for ADB’s response to the COVID-19 pandemic. Any balance remaining after the 2-year term will be used in accordance with the agreement between ADB and the GoJ.

In July 2023, the GoJ requested ADB to transfer the unused remaining balance of its contributions from the $75 million contribution earmarked for ADB’s responses to the COVID-19 pandemic in May 2020 to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR). ADB will facilitate the requested fund transfer to JFPR.

As of 30 September 2023, uncommitted balances totaled $49,980,000 ($48,687,000―31 December 2022), of which net assets with donor restrictions amounted to $27,239,000 ($27,230,000 – 31 December 2022).

Net assets released to assets without donor restrictions relate to grants for COVID-19 pandemic response which became effective and have satisfied the conditions specified by the donor. During the nine months ended 30 September 2023, no grants ($1,030,000 – 2022) were made effective from the donor restricted fund. Undisbursed grants of $9,000 ($172,000 – 2022) reversed as reduction in Grants expense was returned to net assets with donor restriction.

Uncommitted balances comprise amounts which have not been committed by APDRF as of 30 September 2023 and 31 December 2022.

NOTE G—ADMINISTRATIVE EXPENSES

The administrative expenses generally include service fees to OCR which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the nine months ended 30 September 2023 and 2022:

($ thousand)

	2023	2022
Service fees to OCR (Note D)	$(969)	$1,269
Consultants	74	–
Total	$(895)	$1,269

APDRF-4

continued

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, APDRF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2023, APDRF has liquidity of $48,676,000 ($48,682,000 – 31 December 2022) consisting of DUE FROM BANKS of $12,185,000 ($14,526,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $36,491,000 ($34,156,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note F for discussions relating to donor restrictions on the APDRF’s uncommitted balance.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2023 through 17 November 2023, the date these condensed financial statements are available for issuance.

FSDPSF-1

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2023 and 31 December 2022

Expressed in Thousands of US Dollars

	30 September	31 December
	(Unaudited)	(Audited)
ASSETS

DUE FROM BANKS (Note H)	$2,867	$3,396

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)
Time deposits	8,106	6,289

ACCRUED REVENUE	1	7

DUE FROM CONTRIBUTORS (Note F)	–	2,676

ADVANCES FOR TECHNICAL ASSISTANCE	3	–

TOTAL	$10,977	$12,368

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$29	$13

UNDISBURSED TECHNICAL ASSISTANCE (Notes E and G)	7,085	7,360

TOTAL LIABILITIES	7,114	7,373

UNCOMMITTED BALANCES (FSDPSF-2), represented by:
Net assets without donor restrictions	3,863	4,995

TOTAL	$10,977	$12,368

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-2

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	311	62
From other sources	41	4

Total	352	66

EXPENSES
Technical assistance—net (Notes E and G)	(1,407)	(475)
Administrative and financial expenses (Notes D and G)	(84)	(110)

Total	(1,491)	(585)

REVENUE LESS THAN EXPENSES	(1,139)	(519)

EXCHANGE GAINS (LOSSES)—net	7	(11)

DECREASE IN NET ASSETS	(1,132)	(530)

NET ASSETS AT BEGINNING OF PERIOD	4,995	3,401

NET ASSETS AT END OF PERIOD	$3,863	$2,871

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-3

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Nine Months Ended 30 September 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$2,683	$1,688
Interest received on investments for liquidity purpose	317	63
Cash received from other sources	41	4
Technical assistance disbursed	(1,665)	(2,243)
Administrative and financial expenses paid	(88)	(122)

Net Cash Provided by (Used in) Operating Activities	1,288	(610)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	309,530	298,597
Purchases of investments for liquidity purpose	(311,347)	(298,160)

Net Cash (Used in) Provided by Investing Activities	(1,817)	437

Net Decrease in Due From Banks	(529)	(173)

Due from Banks at Beginning of Period	3,396	2,815

Due from Banks at End of Period	$2,867	$2,642

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-4

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Nine Months Ended 30 September 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

FSDPSF-4

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2023, based on the portfolio held at the beginning and end of each month, was 5.1% (1.1% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2023 and 31 December 2022 is as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3

30 September 2023
Investments for liquidity purpose
Time deposits	$8,106	$–	$8,106	$–

31 December 2022
Investments for liquidity purpose
Time deposits	$6,289	$–	$6,289	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. See Note G for service fees during the nine months ended 30 September 2023 and 2022.

FSDPSF-4

continued

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2023 and 31 December 2022 are as follows:

($ thousand)

	30 September 2023	31 December 2022
Payable to:
Ordinary capital resources–net	$21	$3
Technical Assistance Special Fund	8	–
Total	$29	$3

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical assistance (TA) is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the nine months ended 30 September 2023, six supplementary TA (two TA projects and four supplementary TA – 2022) became effective resulting in a total TA expense of $1,407,000 ($475,000 – 2022), net of $293,000 ($650,000 – 2022) undisbursed TA that were reversed as reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated.

NOTE F—CONTRIBUTIONS

In December 2022, the Government of Luxembourg committed to contribute EUR 2,500,000 (equivalent to $2,634,000 at the time of commitment and $2,676,000 as of 31 December 2022) to the FSDPSF in February 2023. The amount committed in 2022 was reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS as of 31 December 2022.

NOTE G—EXPENSES

Technical assistance–net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the nine months ended 30 September 2023 and 2022 are as follows:

($ thousand)

	2023	2022
Consultants	$1,110	$981
Trainings and Seminars	525	89
Studies	10	14
Other expenses–net[a]	(238)	(609)
Total	$1,407	$475

a Net of amounts reversed as reduction of TA expenses (See Note E).

FSDPSF-4

continued

Administrative expenses

Administrative expenses include service fees to OCR which are incurred for management and general supporting activities. The table below summarizes administrative and financial expenses for the nine months ended 30 September 2023 and 2022:

($ thousand)

	2023	2022
Service fees to OCR (Note D)	$84	$109
Financial expenses	0	1
Total	$84	$110

0 = Less than $500.

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, FSDPSF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2023, FSDPSF has liquidity of $10,973,000 ($9,685,000 – 31 December 2022) consisting of DUE FROM BANKS of $2,867,000 ($3,396,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $8,106,000 ($6,289,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2023 through 17 November 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF’s condensed financial statements as of 30 September 2023.